PRIDE INTERNATIONAL



2001 Annual Report

Pride International, Inc. is one of the world's largest drilling contractors, providing offshore and onshore drilling and related services in more than 30 countries worldwide.

Pride's diversified fleet of 330 rigs includes two ultra-deepwater drillships, 14 semisubmersibles (including two units under construction), 35 jackups, five tender-assisted rigs, three barge rigs, 21 offshore platform rigs and 250 land-based drilling and workover rigs. The Company has established leadership positions in the world's largest and most active international offshore and land markets — the Gulf of Mexico, South America, West Africa, the North Sea, the Middle East and Southeast Asia.

A Houston, Texas-based company, Pride's common stock is traded on the New York Stock Exchange under the symbol "PDE."



On the cover: The *Pride Venezuela* in transit to Venezuela, where it commenced operations under a long-term contract in February 2002. Pride acquired and upgraded the semisubmersible during 2001.

Financial Highlights

(In thousands, except per share amounts)	Year Ended December 31, 2001	2000	1999	1998	1997
Revenues	$1,512,895	$1,173,038	$ 734,791	$1,063,578	$ 890,045
Earnings from operations[1, 2, 3]	275,625	180,637	(38,043)	234,334	195,993
Extraordinary item	1,332	–	3,884	–	–
Net earnings[1, 2, 3]	91,206	49,001	(58,013)	138,338	162,375
Net earnings per share before extraordinary item[1, 2, 3]					
Basic	0.68	0.40	(0.57)	1.35	1.72
Diluted	0.67	0.39	(0.57)	1.22	1.60
Net earnings per share after extraordinary item[1, 2, 3]					
Basic	0.69	0.40	(0.54)	1.35	1.72
Diluted	0.68	0.39	(0.54)	1.22	1.60
Weighted average shares outstanding					
Basic	131,630	123,038	107,801	102,352	94,608
Diluted	142,778	126,664	107,801	113,577	101,595
Working capital	$ 95,055	$ 124,282	$ 161,941	$ 91,173	$ 158,829
Property and equipment, net	3,371,159	2,621,365	2,501,520	2,157,416	1,432,134
Total assets	4,205,690	3,337,633	3,054,819	2,667,851	1,875,683
Long-term debt and leases, net of current portion	1,639,885	1,237,320	1,328,886	1,020,475	523,875
Stockholders' equity	1,697,106	1,443,330	1,236,468	1,124,861	980,523
Book value per share	12.77	11.43	10.51	10.94	9.62
Employees	9,500	9,800	6,900	8,400	9,300

(1) *Earnings from operations and net earnings for the year ended December 31, 2001 include pooling and merger costs totaling $35.8 million pretax. Pooling and merger costs consist of cash costs incurred for investment advisory, legal and other professional fees, closure of duplicate office facilities and employee terminations in connection with our acquisition of Marine in September 2001. Please read Note 7 of the Notes to Consolidated Financial Statements in this annual report for more information about these charges.*

(2) *Earnings (loss) from operations and net earnings (loss) for the year ended December 31, 1999 include restructuring charges totaling $36.6 million pretax. Restructuring charges consist of cash costs incurred for regional base consolidations, down-sizing of administration staffs and other reductions in personnel. Charges include the cost of involuntary employee termination benefits, including severance, wage continuation, medical and other benefits, facility closures and related personnel relocation costs and other costs in connection with our restructuring plan implemented in 1999. Please read Note 7 of the Notes to Consolidated Financial Statements in this annual report for more information about these charges.*

(3) *Net earnings for the year ended December 31, 1997 includes a pretax gain of $83.6 million ($53.3 million, net of tax) on the divestiture of the Company's U.S. land-based well servicing business. The gain was partially offset by non-recurring charges totaling $4.2 million, net of income taxes, relating principally to the induced conversion of $28.0 million principal amount of its 6 1/4% convertible subordinated debentures.*


REVENUES
EARNING FROM OPERATIONS(a)
NET EARNINGS(a)
EBITDA(b)
in millions
0
890
1,064
735
1,173
1,513
196
234
(1)
181
311
113
138
(34)
49
127
272
334
124
355
510
97 98 99 00 01
97 98 99 00 01
97 98 99 00 01
97 98 99 00 01

(a) Excludes non-recurring items.
(b) Earnings from operations, excluding depreciation and non-recurring items.



Paul A. Bragg, President and Chief Executive Officer.

MY FELLOW STOCKHOLDERS:

The year 2001 was a year of many achievements for Pride. In terms of financial performance, we earned $91.2 million, or $.67 per share, on record revenues of $1.5 billion. Our strategic accomplishments during the year have positioned us as one of the largest and most technologically-advanced competitors in our industry and include the following:

◆ ***Completed merger with Marine Drilling Companies, Inc.*** The merger of Marine Drilling Companies into Pride in September doubled the size of our jackup fleet. The Company is now one of the largest operators of jackups in the Gulf of Mexico, which provides us significant operating leverage to an eventual upturn in natural gas drilling.

◆ ***Significantly expanded our deepwater fleet.*** We completed construction and successfully deployed two deepwater semisubmersibles, the *Pride Carlos Walter* and the *Pride Brazil*, and placed the rigs into service under long-term contracts. We added two other deepwater semisubmersibles through the merger with Marine Drilling and acquired and upgraded two additional intermediate-depth semisubmersibles. We also entered into agreements to manage, on behalf of third-party owners, three other semisubmersibles. Our floating rig fleet now totals 14 rigs, including eight high-specification deepwater and ultra-deepwater units.

◆ ***Established leadership in deepwater platform technology.*** Pride has leveraged upon its engineering depth and design capabilities, along with its extensive deepwater operations experience, to become the industry's leader in the supply of deepwater platform development equipment and services. Pride has been awarded projects to construct, commission and operate highly sophisticated drilling rig packages for several major, fixed-platform deepwater development projects, including spars, tension-leg platforms (TLP's) and other deepwater platform designs. These projects include Kizomba (Angola), Holstein (Gulf of Mexico), Thunder Horse (Gulf of Mexico) and Mad Dog (Gulf of Mexico). Deepwater developments of this nature are in their "infancy" and Pride has established itself most prominently for further opportunities in this rapid growth segment.

We expect to produce superior stockholder returns over the medium and long-term.

◆ ***Expanded our land-based operations.*** Revenues from our international land and E&P services segments grew 30% during the year as we expanded operations in Ecuador, Colombia and Argentina. We also built five new land rigs for a major onshore development project in Chad and successfully deployed that equipment under five- and seven-year operating contracts.

◆ ***Strengthened our capital structure.*** We have reduced our debt-to-capital ratio below 50%. Following the closing of the merger with Marine Drilling, we received upgrades to our debt ratings, and as a result, we were able to refinance high cost construction debt at a very significant interest savings.

Despite the turmoil of world events in the latter half of 2001, crude oil prices remained within a healthy range, enabling us to increase our international offshore utilization and backlog and to renew certain rig contracts at higher dayrates. While industry conditions were generally strong throughout the first half of the year, the Gulf of Mexico operations suffered a sudden and severe downturn in the third and fourth quarters, which sharply reduced demand for jackup rig services. The slowing of the U.S. economy resulted in reduced industrial natural gas demand, which led to a buildup of natural gas storage inventories over the summer months. Prices for gas tumbled, and customers reacted by dramatically reducing their drilling programs and capital expenditure budgets.

While there are currently some signs of a possible recovery in certain of our markets over the next few quarters, conditions are difficult presently. We expect to produce superior stockholder returns over the medium and long-term through our emphasis on the following priorities:

Maintaining safe, efficient operations. Our top priority is always to meet the needs of our customers in the safest, most efficient way with high quality, well-maintained equipment and skilled, well-trained personnel. Our philosophy is to invest heavily in maintaining our equipment in top condition and to engrain in our staff that safety always comes first.

Extending the contract backlog of our international rigs. We have built an extensive contract backlog of high margin work that will provide strong cash flows over a multi-year period. Total days contracted for our floating rig fleet, including our newest and most sophisticated assets, totaled 2,940 days at the end of the year, and represents 73% of our semisubmersible and drillship availability for 2002.

Capitalizing on our position in the Gulf of Mexico. With 27 jackups and 21 platform rigs in the Gulf of Mexico, Pride has probably the highest operating leverage to an eventual upturn in the market. While demand for natural gas is currently weak, inventories are high, and prices have, until recently, been soft, the industry's ability to supply natural gas is rapidly deteriorating due to the depletion that occurs as gas reserves are produced. The current environment is self-correcting, as current investment levels by our customers will not result in production levels needed to meet gas demand over an extended period of time. Over the medium and long-term, therefore, we believe industry expenditures for natural gas drilling will rise substantially and act as a catalyst for much higher rig utilization and dayrates in the Gulf of Mexico.

Continuing to strengthen our capital structure. We will continue to strengthen our balance sheet and to utilize our upgraded credit ratings to refinance higher cost debt and to lower our overall cost of capital. A substantial portion of the cost to construct our new, high-specification deepwater assets, which are now completed and working, mostly under long-term contracts, was financed with project debt. We expect to dedicate much of the free cash flow generated by these assets to accelerated debt reduction and, as industry conditions improve, to significantly reduce our overall debt level.

Pride today enjoys a preeminent position in the global oil and gas drilling industry as the third largest operator of offshore drilling rigs. With a presence in over 30 countries, Pride's reach and capabilities encompass the wide-ranging and varied needs of our customers. We are currently benefiting from the stable cash flows being generated from our recent investments in highly sophisticated deepwater rigs and from our extensive international fleet. Looking forward, Pride's results will benefit from the operating leverage of our Gulf of Mexico fleet. We are well positioned for the future.

Pride today enjoys a preeminent position in the global oil and gas drilling industry as the third largest operator of offshore drilling rigs.

Paul A. Bragg

Paul A. Bragg
President and Chief Executive Officer

E&P SERVICES

LAND RIG
250

BARGE
3

PLATFORM RIG
21

TENDER-ASSISTED RIG
5



Pride operates a diversified fleet of 328 rigs.



Pride operates in more than 30 countries and marine provinces.

RIG TYPES


❶ Drillships/Semis


❷ Jackups


❸ Tender-Assisted Rigs


❹ Barges


❺ Platform Rigs


❻ Land Rigs


❼ E&P Services


JACKUP
35
SEMISUBMERSIBLE
(MOORED)
8
(DYNAMICALLY-POSITIONED)
4
DRILLSHIP
(DYNAMICALLY-POSITIONED)
2

2001 GROSS MARGIN BY RIG TYPE


International Land 18%
Jackups 33%
Drillship/Semis 36%
E&P Services 5%
Barge 3%
Tender-assisted 3%
Platform rigs 2%

2001 GROSS MARGIN BY GEOGRAPHIC LOCATION


South America 32%
Gulf of Mexico 34%
Africa/Middle East 21%
Asia/Pacific 13%



Pride Carlos Walter **is one of four semisubmersibles that Pride operates offshore Brazil.**

In recent years, Pride has significantly expanded its presence in the international offshore market, both through construction of new high-specification deepwater rigs and acquisition and upgrading of existing units. During 2001, the Company added nine semisubmersibles to the active fleet, which now includes two ultra-deepwater drillships, 12 semisubmersibles (excluding two additional units under construction), six jackups, five tender-assisted rigs and three barge rigs. Revenues from the international offshore segment totaled $507.1 million in 2001, representing 34% of Pride's consolidated revenues. This percentage should increase in 2002 as Pride enjoys a full year's contribution from the rigs placed into service during 2001. Pride conducts its international offshore operations primarily in the following regions:

Pride's floating rig fleet totals 14 rigs, including eight high-specification deepwater and ultra-deepwater units.

BRAZIL

Pride successfully completed construction and commenced operation of two dynamically positioned, deepwater semisubmersible rigs, the *Pride Carlos Walter* and the *Pride Brazil,* in June and July 2001, respectively. The rigs are capable of drilling in water depths of up to 5,000 feet and are operating under five-year charter and service contracts with Petrobras, a world leader in deepwater drilling. Pride also operates two additional semisubmersibles in Brazil for Petrobras, the *Pride South America* and the *Pride South Atlantic*.

VENEZUELA

During 2001, Pride purchased, refurbished and enhanced a third-generation semisubmersible rig, the *Pride Venezuela.* In February 2002, the rig commenced operations for Petroleos de Venezuela, S.A. (PDVSA) under a contract with a minimum one-year term. On Lake Maracaibo, we operate two jackup rigs owned by our customer, PDVSA, and our two floating cantilever barge rigs. The barge rigs have been operating since 1995 under ten-year contracts for PDVSA.

Extending the Contract Backlog

The vast majority of Pride's capital investments in recent years have expanded our international offshore rig fleet. The Company has successfully developed an extensive backlog for these rigs. As of March 15, 2002, our backlog covered approximately 75% of the available rig time in 2002 for our international offshore units.



The *Pride South Pacific*, a semisubmersible capable of drilling in water depths of up to 6,500 feet, now operates in the Red Sea.



The *Pride North America* operates in Angola under a contract that extends through 2004.

West Africa

Pride has developed a preeminent presence in Angola, one of the world's most prolific deepwater markets. The Company operates two ultra-deepwater drillships, the *Pride Africa* and the *Pride Angola*, offshore Angola under contracts that extend through 2005. In addition, the deepwater semisubmersible rig *Pride North America* is working offshore Angola under contract through 2004. In January 2002, Pride commenced operations of the *Leiv Eiriksson*, a newly-constructed, ultra-deepwater semisubmersible owned by a third party. Pride also operates one jackup rig and two tender-assisted rigs in Angola, as well as a tender-assisted rig in the Ivory Coast and a barge rig in Nigeria. In South Africa, Pride operates two semisubmersibles, the *Pride South Seas* and the *Omega*. The *Omega*, which is owned by a third party, is operated pursuant to a management agreement.



The *Pride Angola* features highly sophisticated pipe-handling and rig floor management systems.

Middle East

Pride currently operates the *Pride South Pacific*, a semisubmersible with the capability to operate in water depths of up to 6,500 feet, offshore Egypt. Additionally, we operate two jackups in the region, each contracted into 2004.

North Sea

In February 2001, Pride acquired and significantly upgraded the *Pride North Sea*, a second-generation semisubmersible rig presently under contract in the United Kingdom sector of the North Sea. The *Pride Rotterdam* is operating as an accommodation unit in the North Sea.

Asia / Far East

Pride operates four offshore units in the Asia / Far East region. The *Pride Hawaii* and the *Pride Pennsylvania* are jackup rigs, contracted in Malaysia and India, respectively. The tender-assisted rigs *Ile de Sein* and *Piranha* are working offshore Indonesia.

Technical Capabilities

Pride's technical and engineering staff has developed into an industry-leading resource for its customers. With a broad base of experience and expertise, the group oversees rig and equipment design, construction and commissioning. It also assists Pride's operating divisions with technical solutions for rig applications and performs research and development.


elf
SONAMER

The *Pride Angola*, one of Pride's two ultra-deepwater drillships, recently received a two-year contract extension to work in Angola through 2005.

GULF OF MEXICO



Pride's top priority is always to meet the needs of our customers safely and efficiently with well-maintained equipment and skilled, well-trained personnel.

Pride operates four independent-leg jackup rigs and 23 mat-supported jackup rigs in the Gulf of Mexico. Pride is the second largest operator in the Gulf of Mexico of mat-supported jackup rigs capable of operating in water depths of 200 to 300 feet. The Company also operates a fleet of 21 offshore modular platform rigs in the Gulf.

In the second half of 2001, the strong recovery in the Gulf of Mexico jackup drilling business, which had begun in late 1999, came to an abrupt end. Pride's revenues from the Gulf of Mexico increased 28% and gross margins increased 41% in 2001 over 2000 levels; however, from mid-year 2001, activity in the Gulf began a downward spiral. By the fourth quarter, the Company was experiencing particularly weak conditions in the Gulf of Mexico jackup market, as lower natural gas prices and high natural gas inventory storage levels resulted in reduced demand for rig services. Dayrates have continued to weaken since the end of 2001, although the active rig count has improved modestly.

Pride's Gulf of Mexico jackups provide substantial operating leverage to the North American natural gas market.

Pride has taken an aggressive effort to "right size" its business during the current downturn by stacking excess capacity and limiting direct operating expenditures. The Company has refused work opportunities that would not produce positive cash flow margins. As of March 15, 2002, 15 of our 27 jackup rigs located in the Gulf of Mexico were idle. A significant positive development recently occurred when Pride received four-year contracts for three jackups to work in Mexico for Petroleos Mexicanos S.A., for whom we currently operate two 1,000 horsepower platform rigs under multi-year contracts.

Pride's Gulf of Mexico jackups provide the Company substantial operating leverage to the North American natural gas market. A recovery in the U.S. economy, coupled with an accelerating depletion rate for North American natural gas reserves, should lead to improved market conditions for the Company's Gulf of Mexico fleet in upcoming quarters. As this market recovers, Pride will benefit not only from dayrate increases, but also from improved utilization.



Deepwater Platform Technology

Pride's Technical Group is currently designing deepwater drilling rigs for four of the world's largest deepwater development structures to be installed in the Gulf of Mexico and in Angola. Pride is providing the engineering, procurement, construction, and installation services for the platform drilling



rigs. The Company has also been contracted to operate the rigs, when installed, on the customers' deepwater spars and tension-leg platforms.

The *Pride Wisconsin* is one of Pride's 27 jackups operating in the Gulf of Mexico.



Pride's E&P Services subsidiary provides coiled tubing and a variety of services, including completion services.

Pride operates 250 land rigs in international markets. With 96 drilling and 154 workover units, Pride operates the largest international land fleet in the industry, with significant concentration in South America, where our land drilling, workover and services franchise extends to Argentina, Bolivia, Colombia, Ecuador and Venezuela. During 2001, Pride's land-related revenue increased by $136 million, or 30%, and margins expanded by $41 million, or 34%.

Political and economic crises in Argentina led the government to devalue its currency in early January 2002. The devaluation and imposition of additional taxes on energy exports have resulted in a reduction in oilfield activity. Pride remains committed to the Argentina drilling and services industry and maintains a strong, cooperative relationship with its customers.

Partially offsetting the weakness in the South American land business, the Company has commenced the Chad Development Project. Pride has completed construction and commenced operations of three drilling and two workover rigs for five- and seven-year contracts, respectively. Pride also deployed one of its large 3,000 horsepower drilling rigs to the Western Siberian region of Russia, where it is drilling extended-reach horizontal wells. The Company is currently preparing to ship another 3,000 horsepower drilling rig to Kazakhstan, where it will operate in the Caspian region under a contract with an initial period extending into 2003. Pride was awarded these high-profile, high-margin contracts based primarily on its expertise.

Pride operates the largest international land fleet in the industry, with significant concentration in South America.

E&P SERVICES

Pride provides a variety of services to exploration and production companies in Argentina, Bolivia, Colombia, Ecuador, Peru and Venezuela through its Exploration and Production Services division, including cementing, fracturing, coiled tubing, underbalanced drilling, snubbing, directional drilling and fishing services. The Company also manages integrated services projects in South America.



Anatomy of a Fast-Move Rig

Pride will drill more than 300 wells during the primary contract term of the Chad Development Project. Our rigs are designed to move rapidly between well locations.

In response to the customer's needs, Pride designed new wheel-based, modular land rigs whose sections could be dismantled



and transported rapidly. The unique rig design allows for 24-hour in-field rig mobilizations, despite the remote terrain and lack of infrastructure.

Pride is the largest rig contractor in South America. The rig above is located in Colombia, where Pride operates 21 units.

Officers and Directors



Board of Directors (front row, left to right): Paul A. Bragg and Robert L. Barbanell; (back row, left to right): Jorge E. Estrada, William E. Macaulay, J.C. Burton, David B. Robson, David A. B. Brown, and Ralph D. McBride.

Board of Directors

Robert L. Barbanell
Chairman of the Board
President, Robert L. Barbanell Associates, Inc.

Paul A. Bragg
President, Chief Executive Officer

David A.B. Brown
President, The Windsor Group, Inc.

J. C. Burton
Retired Executive, Amoco Exploration and Production Company

Jorge E. Estrada
President and Chief Executive Officer of JEMPSA Media & Entertainment

William E. Macaulay
Chairman and Chief Executive Officer of First Reserve Corporation

Ralph D. McBride
Partner, Bracewell & Patterson, LLP

David B. Robson
Chairman and CEO, Veritas DGC, Inc.

Executive Officers

Paul A. Bragg
President and Chief Executive Officer

James W. Allen
Senior Vice President and Chief Operating Officer

John C. G. O'Leary
Vice President – Marketing

Earl W. McNiel
Vice President, Treasurer and Chief Financial Officer

Robert W. Randall
Vice President, General Counsel and Secretary

OFFSHORE RIGS

The table below presents information about our offshore rig fleet as of March 15, 2002:

Rig Name	Rig Type/Design	Built/Updated or Expected Completion	Water Depth Rating (Feet)	Drilling Depth Rating (Feet)	Location	Status
DRILLSHIPS – 2						
Pride Africa[1]	Gusto 10,000	1999	10,000	30,000	Angola	Working
Pride Angola[1]	Gusto 10,000	1999	10,000	30,000	Angola	Working
SEMISUBMERSIBLE RIGS – 14						
Pride Carlos Walter	Amethyst	2001	5,000	25,000	Brazil	Working
Pride Brazil	Amethyst	2001	5,000	25,000	Brazil	Working
Pride South America[2]	Amethyst	1989/1996	4,000	20,000	Brazil	Working
Amethyst 4[3]	Amethyst	2003	5,000	25,000	Mississippi	Shipyard
Amethyst 5[3]	Amethyst	2003	5,000	25,000	Texas	Shipyard
Omega[4]	Bingo 3000	1983	3,000	30,000	South Africa	Working
Viking[4]	Neptune Pentagon	1973	2,625	22,000	Gulf of Mexico	Available
Leiv Eiriksson[4]	Bingo 9000	2001	8,200	30,000	Angola	Working
Pride South Atlantic	F&G Enhanced Pacesetter	1987	1,500	25,000	Brazil	Working
Pride South Seas	Aker H-3	1977/1997	1,000	20,000	South Africa	Shipyard
Pride Venezuela	F&G Enhanced Pacesetter	1982	1,500	25,000	Venezuela	Working
Pride North Sea	Aker H-3	1975	1,000	25,000	North Sea	Working
Pride North America	Bingo 8000	1999	7,500	25,000	Angola	Working
Pride South Pacific	Blohm & Voss	1975/1999	6,500	25,000	Egypt	Working
JACKUP RIGS – 35						
Pride Cabinda	Independent leg, cantilever	1983	300	25,000	Angola	Working
Pride Hawaii	Independent leg, cantilever	1975/1997	300	30,000	Malaysia	Working
Pride Montana	Independent leg, cantilever	1991	270	20,000	Saudi Arabia	Working
Pride North Dakota	Independent leg, cantilever	1981	250	30,000	Gulf of Mexico	Working
Pride Ohio	Independent leg, cantilever	1975/1998	250	20,000	Middle East	Working
Pride Pennsylvania	Independent leg, cantilever	1973/1998	300	20,000	India	Working
Pride Tennessee	Independent leg, cantilever	1981	300	25,000	Gulf of Mexico	Working
Pride West Virginia	Independent leg, cantilever	1982	300	30,000	Gulf of Mexico	Working
GP-19[4]	Independent leg, cantilever	1987	150	20,000	Venezuela	Working
GP-20[4]	Independent leg, cantilever	1987	200	20,000	Venezuela	Working
Pride Wisconsin	Independent leg, slot	1976/1993	300	30,000	Gulf of Mexico	Working
Pride Alabama	Mat-supported, cantilever	1982	200	25,000	Gulf of Mexico	Available
Pride Alaska	Mat-supported, cantilever	1982	250	25,000	Gulf of Mexico	Available
Pride Arkansas	Mat-supported, cantilever	1982	200	25,000	Gulf of Mexico	Available
Pride Colorado	Mat-supported, cantilever	1982	200	25,000	Gulf of Mexico	Available
Pride Florida	Mat-supported, cantilever	1981	200	20,000	Gulf of Mexico	Available
Pride Kansas	Mat-supported, cantilever	1999	250	25,000	Gulf of Mexico	Working
Pride Mississippi	Mat-supported, cantilever	1990	200	25,000	Gulf of Mexico	Available
Pride Missouri	Mat-supported, cantilever	1982	250	20,000	Gulf of Mexico	Working
Pride Nebraska	Mat-supported, cantilever	1981	200	20,000	Gulf of Mexico	Working
Pride Nevada	Mat-supported, cantilever	1981/1995	200	20,000	Gulf of Mexico	Committed
Pride New Mexico	Mat-supported, cantilever	1982	200	25,000	Gulf of Mexico	Working
Pride South Carolina	Mat-supported, cantilever	1980	200	20,000	Gulf of Mexico	Committed
Pride Texas	Mat-supported, cantilever	1999	300	20,000	Gulf of Mexico	Working
Pride Arizona	Mat-supported, slot	1981/1996	250	25,000	Gulf of Mexico	Available
Pride California	Mat-supported, slot	1997	250	20,000	Gulf of Mexico	Available
Pride Georgia	Mat-supported, slot	1981/1995	250	20,000	Gulf of Mexico	Available
Pride Illinois	Mat-supported, slot	1969/1993	225	20,000	Gulf of Mexico	Available
Pride Kentucky	Mat-supported, slot	1974	262	25,000	Gulf of Mexico	Available
Pride Louisiana	Mat-supported, slot	1981	250	25,000	Gulf of Mexico	Committed
Pride Michigan	Mat-supported, slot	1975	250	25,000	Gulf of Mexico	Shipyard
Pride Oklahoma	Mat-supported, slot	1996	250	20,000	Gulf of Mexico	Available
Pride Utah	Mat-supported, slot	1990/2001	45	20,000	Gulf of Mexico	Shipyard
Pride Wyoming	Mat-supported, slot	1976	250	25,000	Gulf of Mexico	Available
Pride Rotterdam	Accommodation unit	1975/1992	205	30,000	North Sea	Working

Rig Name	Rig Type/Design	Built/Updated or Expected Completion	Water Depth Rating (Feet)	Drilling Depth Rating (Feet)	Location	Status
Tender-Assisted Rigs – 5						
Alligator	Self-erecting barge	1982/1998	330	20,000	Angola	Working
Barracuda	Self-erecting barge	1992	330	20,000	Angola	Working
Al Baraka I[5]	Self-erecting barge	1994	650	20,000	Ivory Coast	Working
Ile de Sein	Self-erecting barge	1981/1997	450	16,000	Indonesia	Working
Piranha	Self-erecting barge	1978/1998	600	20,000	Malaysia	Working
Barge Rigs – 3						
Pride I	Floating cantilever	1995	150	20,000	Venezuela	Working
Pride II	Floating cantilever	1995	150	20,000	Venezuela	Working
Bintang Kalimantan	Swamp barge	1995	N/A	16,000	Nigeria	Working
Platform Rigs – 21						
Rig 1501E	Heavy electrical	1996	N/A	25,000	Gulf of Mexico	Working
Rig 1502E	Heavy electrical	1998	N/A	25,000	Gulf of Mexico	Working
Rig 1002E	Heavy electrical	1996	N/A	20,000	Gulf of Mexico	Working
Rig 1003E	Heavy electrical	1996	N/A	20,000	Gulf of Mexico	Available
Rig 1004E	Heavy electrical	1997	N/A	20,000	Gulf of Mexico	Available
Rig 1005E	Heavy electrical	1998	N/A	20,000	Gulf of Mexico	Working
Rig 1006E	Heavy electrical	2001	N/A	20,000	Gulf of Mexico	Available
Rig 750E	Heavy electrical	1992	N/A	16,500	Gulf of Mexico	Available
Rig 751E	Heavy electrical	1995	N/A	16,500	Gulf of Mexico	Available
Rig 650E	Intermediate electrical	1994	N/A	15,000	Gulf of Mexico	Working
Rig 651E	Intermediate electrical	1995	N/A	15,000	Gulf of Mexico	Working
Rig 653E	Intermediate electrical	1995	N/A	15,000	Gulf of Mexico	Available
Rig 951	Heavy mechanical	1995	N/A	18,000	Gulf of Mexico	Available
Rig 200	Intermediate mechanical	1993	N/A	15,000	Gulf of Mexico	Available
Rig 210	Intermediate mechanical	1996	N/A	15,000	Gulf of Mexico	Available
Rig 220	Intermediate mechanical	1995	N/A	15,000	Gulf of Mexico	Available
Rig 100	Intermediate mechanical	1990	N/A	15,000	Gulf of Mexico	Available
Rig 110	Intermediate mechanical	1990	N/A	15,000	Gulf of Mexico	Available
Rig 130	Intermediate mechanical	1991	N/A	15,000	Gulf of Mexico	Available
Rig 170	Intermediate mechanical	1991	N/A	15,000	Gulf of Mexico	Available
Rig 14	Light mechanical	1994	N/A	10,000	Gulf of Mexico	Working

(1) *These rigs are owned by joint ventures in which the Company has a 51% interest.*
(2) *This rig is subject to a sale and leaseback agreement.*
(3) *Currently under construction. These rigs are owned by a joint venture in which the Company has a 26.4% interest.*
(4) *Managed by the Company, but owned by third parties.*
(5) *Owned by a joint venture in which the Company has a 12.5% interest.*

Land Rigs

	Total	Drilling	Workover
South America – 229			
Argentina	154	51	103
Venezuela	43	9	34
Colombia	21	13	8
Bolivia	10	6	4
Ecuador	1	1	—
Africa/Middle East – 13			
North Africa	5	4	1
Oman	3	3	—
Chad	5	3	2
Other – 8	8	6	2
Total Land-Based Rigs	250	96	154

SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial information as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, from our audited consolidated financial statements included in this annual report. You should read this information in conjunction with those consolidated financial statements and the notes thereto. We have derived the selected consolidated financial information as of December 31, 1999, 1998 and 1997, and for each of the years in the two-year period ended December 31, 1998, from the audited consolidated financial statements of Pride and Marine that are not included herein. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this annual report.

	YEAR ENDED DECEMBER 31,				
	2001	2000	1999	1998	1997
(In thousands, except per share amounts)					
Statement of Operations Data:					
Revenues	$ 1,512,895	$1,173,038	$ 734,791	$1,063,578	$ 890,045
Operating costs	902,267	722,303	519,494	626,510	536,708
Restructuring charges – operating[1]	—	—	12,817	5,500	—
Depreciation and amortization	198,928	174,570	125,292	100,122	75,656
Selling, general and administrative	100,309	95,528	91,400	97,112	81,688
Pooling and merger costs[2]	35,766	—	—	—	—
Restructuring charges – general and administrative[1]	—	—	23,831	—	—
Earnings (loss) from operations	275,625	180,637	(38,043)	234,334	195,993
Other income (expense) net[3]	(121,012)	(85,896)	(45,468)	(36,610)	49,735
Earnings (loss) before income taxes and minority interest	154,613	94,741	(83,511)	197,724	245,728
Income tax provision (benefit)	49,231	34,928	(25,610)	59,446	83,095
Minority interest	15,508	10,812	3,996	(60)	258
Earnings (loss) before extraordinary item	89,874	49,001	(61,897)	138,338	162,375
Extraordinary item, net	1,332	—	3,884	—	—
Net earnings (loss)	$ 91,206	$ 49,001	$ (58,013)	$ 138,338	$ 162,375
Net earnings (loss) per share before extraordinary item[1][2]					
Basic	$ 0.68	$ 0.40	$ (0.57)	$ 1.35	$ 1.72
Diluted	$ 0.67	$ 0.39	$ (0.57)	$ 1.22	$ 1.60
Net earnings (loss) per share after extraordinary item[1][2]					
Basic	$ 0.69	$ 0.40	$ (0.54)	$ 1.35	$ 1.72
Diluted	$ 0.68	$ 0.39	$ (0.54)	$ 1.22	$ 1.60
Weighted average shares outstanding					
Basic	131,630	123,038	107,801	102,352	94,608
Diluted	142,778	126,664	107,801	113,577	101,595
Balance Sheet Data:					
Working capital	$ 95,055	$ 124,282	$ 161,941	$ 91,173	$ 158,829
Property and equipment, net	3,371,159	2,621,365	2,501,520	2,157,416	1,432,134
Total assets	4,205,690	3,337,633	3,054,819	2,667,851	1,875,683
Long-term debt and leases, net of current portion	1,639,885	1,237,320	1,328,886	1,020,475	523,875
Stockholders' equity	1,697,106	1,443,330	1,236,468	1,124,861	980,523

(1) Restructuring charges include the cost of involuntary employee termination benefits, including severance, wage continuation, medical and other benefits, facility closures, related personnel relocation costs and other costs in connection with a reduction in our workforce in 1999. Please read Note 7 of the Notes to Consolidated Financial Statements in this annual report for more information about these charges.

(2) Pooling and merger costs consist of cash costs incurred for investment advisory, legal and other professional fees, closure of duplicate office facilities and employee terminations in connection with our acquisition of Marine in September 2001. Please read Note 7 of the Notes to Consolidated Financial Statements in this annual report for more information about these charges.

(3) Other income (expense) net, earnings (loss) before income taxes and net earnings (loss) for the year ended December 31, 1997 include a pretax gain of $83.6 million ($53.5 million, net of income tax) on the divestiture of our U.S. land-based well servicing business. The gain was partially offset by non-recurring charges totaling $4.2 million, net of income taxes, relating principally to the induced conversion of $28.0 million principal amount of our convertible subordinated debentures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this annual report. The following information contains forward-looking statements. Please read "Forward-Looking Statements" for a discussion of certain limitations inherent in such statements.

Overview

We provide contract drilling and related services to oil and gas companies worldwide, operating both offshore and on land. As of March 15, 2002, we operated a global fleet of 328 rigs, including two ultra-deepwater drillships, 12 semisubmersible rigs, 35 jackup rigs, 29 tender-assisted, barge and platform rigs and 250 land-based drilling and workover rigs. We operate in more than 30 countries and marine provinces. We have four principal operating segments: United States Offshore, International Offshore, International Land and E&P Services.

In recent years, we have increased the size of our fleet capable of drilling in deeper waters. We have a 51% ownership interest in and operate two ultra-deepwater drillships, the *Pride Africa* and the *Pride Angola*, that were placed in service in October 1999 and May 2000, respectively. In November 2000, we acquired a jackup drilling rig, the *Pride Ohio*, which we had been operating under a bareboat charter since 1999. In February 2001, we purchased two semisubmersible drilling rigs, now the *Pride Venezuela* and the *Pride North Sea*, that are currently working in Venezuela and the United Kingdom sector of the North Sea, respectively. In March 2001, we increased our ownership from 26.4% to 100% in two newly built, dynamically-positioned, deepwater semisubmersible drilling rigs, the *Pride Carlos Walter* and the Pride Brazil. The *Pride Carlos Walter* and *Pride Brazil* commenced operations in Brazil in June and July 2001, respectively, working under five-year charter and service rendering contracts.

In September 2001, we acquired Marine Drilling Companies, Inc. in a stock-for-stock transaction that created one of the world's largest offshore drilling contractors. Marine owned and operated a fleet of 17 offshore drilling rigs consisting of two semisubmersible units and 15 jackup units. Additionally, Marine owned one jackup rig configured as an accommodation unit. Currently, 14 of these rigs are located in the U.S. Gulf of Mexico, and the four remaining rigs are in Southeast Asia, the North Sea, Angola and Egypt. We issued 58.7 million shares of our common stock to the former shareholders of Marine, which equaled approximately 44% of the outstanding shares of our common stock immediately following completion of the acquisition. The combination with Marine has deleveraged our consolidated balance sheet and, at the same time, has enhanced our competitive position in the Gulf of Mexico jackup rig market and elsewhere. The acquisition was accounted for as a pooling-of-interests for accounting and financial reporting purposes and, accordingly, our consolidated financial statements reflect the combined operations of Pride and Marine for each period presented.

In November 2001, we assumed operations of the *Omega*, a conventionally moored semisubmersible rig, in South Africa, and in January 2002 we assumed operations of the dynamically positioned semisubmersible rig, the *Leiv Eiriksson*, in Angola. Both rigs are owned by third parties who pay us a management fee to operate the rigs on their behalf.

In 2001, we acquired 14 land-based drilling and workover rigs in Argentina and Venezuela for a total cost of $48.0 million.

Business Environment

Our revenues depend principally upon the number of available drilling and workover rigs, the number of days these rigs are utilized and the day rates received, and the amount of integrated project management, coiled tubing drilling and other E&P services that we provide.

The number of available rigs may increase or decrease as a result of the acquisition or disposal of rigs, the construction of new rigs, the number of rigs being upgraded or repaired at any time and the entering into or termination of rig management contracts.

The number of days our rig fleets are utilized and the day rates received is largely dependent upon the balance of supply and demand for drilling and workover services in the different geographic regions in which we operate. In order to improve utilization or realize higher day rates, we may mobilize our rigs from one market to another.

Oil and gas companies' exploration and development drilling programs drive the demand for drilling, workover and E&P services. These drilling programs are affected by their expectations about oil and natural gas prices, anticipated production levels, demand for crude oil and natural gas products, government regulations and many other factors. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures for oil and gas drilling and related services.

Prices for oil and natural gas increased during 2000 and early 2001 and had a favorable impact on utilization, day rates and demand for our services. From mid-year 2001, activity in the Gulf of Mexico began to weaken, and by the fourth quarter we were experiencing particularly weak conditions in the Gulf of Mexico jackup market as lower natural gas prices and high natural gas inventory storage levels resulted in reduced demand for rig services. That market has continued to weaken since the end of 2001. As of March 15, 2002, 15 of our 27 jackup rigs located in the Gulf of Mexico were either available or undergoing upgrades, and the average day rate for the nine jackup rigs that were working was $23,900.

In March 2002, we were awarded contracts by Pemex for three of the stacked mat-supported jackup rigs for work offshore Mexico. The contracts are for approximately four years each at average day rates of approximately $33,500. The first two rigs are expected to commence operations by the end of April 2002 and the third rig by early July 2002. Additionally, we have been awarded a two-year contract by Pemex for a 1,000 horsepower platform rig.

Results for our international land and E&P services operations also declined in the fourth quarter of 2001 and have declined further in 2002 principally due to reduced activity levels, particularly in Argentina and Venezuela.

During 2001, approximately 25% of our consolidated revenues was derived from our land-based drilling, workover and E&P services operations in Argentina, which is currently experiencing a political and economic crisis that has resulted in significant changes in its general economic policies and regulations. Over the past few months, new economic measures have been adopted by the Argentine government, including abandoning the country's fixed dollar-to-peso exchange rate, requiring private sector, dollar-denominated loans and contracts to be paid in pesos and placing restrictions on the convertibility of the Argentine peso. As a result, we recorded a charge in the fourth quarter of 2001 of $6.9 million, net of estimated income taxes, to reduce the carrying value of our net monetary assets in Argentina. We could record additional charges in the future to reflect any continuing adverse impact from these or other unfavorable economic measures that may be adopted. In addition, Argentina has imposed a 20% tax on oil exports effective March 1, 2002. The oil export tax could have a negative effect on oil production in Argentina and, accordingly, have a negative effect on demand in the near term for our services.

Of our total fleet of 250 land-based drilling and workover rigs, 154 were located in Argentina as of March 15, 2002. Current utilization rates for the combined land-based fleet have been adversely impacted by the economic uncertainty in Argentina and Venezuela and are currently approximately 50% as compared with 73% during the fourth quarter of 2001. Activity levels are likely to remain low in our international land segment during 2002 unless market conditions improve in Argentina and Venezuela.

The effect of reduced activity in our land markets in South America is expected to be offset to some extent by increased activity in Africa, where the first of five newly constructed mobile land rigs started work in Chad in December 2001. The second and third rigs commenced operations in March 2002 and the final two rigs are expected to commence operations in April 2002. All five rigs are contracted to ExxonMobil for initial periods ranging from five to seven years.

In contrast to our other operating segments, our drilling rigs in international offshore markets have continued to experience high levels of activity. Contracts for offshore rigs in international markets tend to be longer-term than contracts in the Gulf of Mexico and are therefore influenced less by short-term fluctuations in the prices of oil and gas.

Outlook

Due to the volatility of oil and gas commodity prices, it is difficult to predict with any certainty whether conditions for a particular sector of our business will improve or deteriorate.

With the current weakness in the Gulf of Mexico jackup market, we expect that results for our domestic offshore segment will continue to decline in the first quarter of 2002 and to remain weak through at least the first half of the year. Our results will benefit from the commencement of the three recently awarded jackup contracts with Pemex. A recovery in the U.S. economy, together with a meaningful decline in North America natural gas inventories, could lead to improved activity levels for our Gulf of Mexico fleet during the second half of 2002.

We expect results for our international land and E&P services operations will decline in the first quarter of 2002, due to lower activity levels in Argentina and Venezuela resulting from the political and economic crises in those countries. With the start-up of our land-based operations in Chad, results for our international land-based operations should improve in the second quarter of 2002 and for the balance of the year.

Results for our international offshore operations should be somewhat lower in the first quarter of 2002 as we conclude scheduled inspections, maintenance and deployment of several of our intermediate water depth semisubmersible rigs. Results are expected to improve in the second quarter as these rigs return to service.

Results of Operations

The following table presents selected consolidated financial information by operating segment for the periods indicated. Operating costs for the year ended December 31, 1999 include restructuring charges.

	Year Ended December 31,					
	2001		2000		1999	
(Dollars in thousands)						
Revenues:						
United States offshore	$ 418,850	27.7%	$ 327,368	27.9%	$ 168,885	23.0%
International offshore	507,139	33.5	395,336	33.7	302,856	41.2
International land	444,405	29.4	364,461	31.1	263,050	35.8
E&P Services	142,501	9.4	85,873	7.3	—	0.0
Total revenues	$ 1,512,895	100.0%	$1,173,038	100.0%	$ 734,791	100.0%
Operating Costs:						
United States offshore	$ 212,401	23.5%	$ 183,348	25.4%	$ 128,498	24.1%
International offshore	250,464	27.8	209,349	29.0	196,860	37.0
International land	330,492	36.6	268,832	37.2	206,953	38.9
E&P Services	108,910	12.1	60,774	8.4	—	0.0
Total operating costs	$ 902,267	100.0%	$ 722,303	100.0%	$ 532,311	100.0%
Gross Margin:						
United States offshore	$ 206,449	33.8%	$ 144,020	32.0%	$ 40,387	19.9%
International offshore	256,675	42.0	185,987	41.2	105,996	52.4
International land	113,913	18.7	95,629	21.2	56,097	27.7
E&P Services	33,591	5.5	25,099	5.6	—	0.0
Total gross margin	$ 610,628	100.0%	$ 450,735	100.0%	$ 202,480	100.0%

2001 Compared with 2000

Revenues. Revenues in 2001 increased $339.9 million, or 29.0%, as compared to 2000, with increases from each of our operating segments.

Revenues from United States offshore operations increased $91.5 million, or 27.9%, in 2001 as compared to 2000, principally due to increases in average day rates, partially offset by an overall decrease in utilization of our Gulf of Mexico jackup rigs. Average day rates for our Gulf of Mexico jackup and platform rig fleets were $38,600 and $19,700, respectively, during 2001 as compared with $28,200 and $14,600, respectively, during 2000. Average utilization rates for our Gulf of Mexico jackup rig fleet declined to 80.0% in 2001 from 90.3% in 2000, whereas average utilization for our platform rigs increased slightly to 57.5% in 2001 from 55.5% in 2000.

Revenues from international offshore operations increased $111.9 million, or 28.3%, in 2001 as compared to 2000. The increase was principally due to revenues from newly constructed and recently acquired rigs and full-period operations in 2001 for the drillship *Pride Angola*. Revenues from the *Pride Carlos Walter* and the *Pride Brazil*, two newly-built deepwater semisubmersible rigs that entered into service in June and July 2001, respectively, totaled $49.4 million in 2001, and revenues from the *Pride Venezuela* and the *Pride North Sea* semisubmersible rigs, which were acquired in February 2001, totaled $15.1 million. Revenues from the *Pride Angola*, which commenced operations in May 2000, totaled $64.6 million in 2001 as compared with $37.1 million in 2000.

Revenues from international land operations increased $79.9 million, or 21.9%, in 2001 as compared to 2000, as a result of increased day rates for our rigs in South America and the addition of 14 drilling rigs during 2001 that contributed $17.1 million of incremental revenue in 2001. Utilization levels for our other land-based rigs in 2001 were the same as 2000 levels.

Revenues from E&P services increased $56.6 million, or 65.9%, in 2001 as compared with 2000, primarily due to the inclusion of a full year of operations in 2001 as compared with only nine months of activity in 2000, following the acquisition of the division in April of that year, as well as an increase in revenues from integrated project management services and coiled tubing drilling.

Operating Costs. Operating costs in 2001 increased $180.0 million, or 24.9%, as compared to 2000. The increase was principally due to costs related to the newly acquired or constructed semisubmersible rigs, to increased costs of rigs that operated during 2001 that were being upgraded or were stacked in 2000, to costs for a full period in 2001 for the *Pride Angola* and the E&P services division as compared with a partial period in 2000 and to costs associated with integrated project management services and coiled tubing drilling.

Depreciation and Amortization. Depreciation and amortization expense increased $24.4 million, or 14.0%, in 2001 as compared with 2000, due to incremental depreciation recorded on newly acquired and constructed rigs and depreciation of the costs associated with significant rig refurbishments and upgrades. This increase was partially offset by the effect of a reassessment of residual values and estimated remaining useful lives of certain rigs of $10.3 million.

Selling, General and Administrative. Selling, general and administrative expenses for 2001 increased $4.8 million, or 5.0%, as compared with 2000, primarily due to a full year of expenses for our E&P services division as compared with nine months of expenses in 2000 and our July 2001 acquisition of 14 additional rigs in Argentina and Venezuela. As a percentage of revenues, selling, general and administrative expenses decreased from 8.1% in 2000 to 6.6% in 2001.

Pooling and Merger Costs. Costs totaling $35.8 million were incurred in connection with the acquisition of Marine in September 2001. The costs consisted of investment advisory, legal and other professional fees totaling $24.4 million and costs associated with the closure of duplicate office facilities and employee terminations totaling $11.4 million.

Other Income (Expense). Other expense in 2001 increased $35.1 million, or 40.9%, as compared to 2000. Interest expense increased by $14.6 million, principally due to interest on indebtedness added in the acquisition of the interests that we did not previously own in the *Pride Carlos Walter* and *Pride Brazil*, interest on construction financing for the rigs that had been capitalized during their construction and amortization of deferred financing costs relating to our zero coupon convertible debentures. The increase in interest expense was partially offset by the impact of a reduction in interest rates on floating rate debt. During 2001, we capitalized $19.0 million of interest expense in connection with construction projects, as compared to $11.2 million of interest capitalized in 2000.

Other expense in 2001 included foreign exchange losses of $13.1 million and a $5.1 million charge in connection with the settlement of a wage-related antitrust lawsuit, partially offset by a gain from the sale of surplus assets. The foreign exchange losses included a pre-tax charge of $10.7 million (or $6.9 million net of estimated income taxes) to reduce the carrying value of our net monetary assets in Argentina. Other income in 2000 included a gain from a litigation settlement partially offset by losses on foreign currency exchange contracts.

Income Tax Provision. Our consolidated effective income tax rate for 2001 decreased to 31.8% from 36.9% in 2000, principally as a result of increased income in foreign jurisdictions with low or zero effective tax rates. The decrease was partially offset as approximately $19.0 million of the pooling and merger costs is estimated to be non-deductible for U.S. federal income tax purposes. Exclusive of the effects of such non-deductible pooling and merger costs, the effective tax rate would have been approximately 28.9%.

Minority Interest. Minority interest in 2001 increased $4.7 million, or 43.4%, as compared to 2000 due to an increase in net income generated by our 51% owned drillship, the *Pride Angola,* which commenced operations in May 2000.

Extraordinary Item. We recognized an extraordinary gain in 2001 of $1.3 million, net of estimated income taxes, related to the early extinguishment of approximately $59.5 million accreted value of our zero coupon convertible subordinated debentures due 2018.

2000 Compared with 1999

Revenues. Revenues for 2000 increased $438.2 million, or 59.6%, as compared to 1999. Of this increase, $85.9 million related to the initiation of E&P services in April 2000 and $101.4 million related to significantly increased utilization of our international land-based rig fleet, primarily in Argentina and Colombia. Revenues from our United States offshore operations increased $158.5 million due to a full year of operations of the *Pride North America* semisubmersible rig, which began operating in the third quarter of 1999, as well as increased utilization and higher day rates for our Gulf of Mexico jackup and platform rigs. Revenues from our international offshore operations increased $92.5 million, of which $83.7 million related to the commencement of drillship operations and increased revenues from the semisubmersible rig, the *Pride South Pacific,* which started operating in the third quarter of 1999. These increases were partially offset by a decrease of $29.8 million in rig management fees.

Operating Costs. Operating costs in 2000 increased $190.0 million, or 35.7%, as compared to 1999. Of this increase, $60.8 million related to the initiation of E&P services and approximately $61.9 million related to higher utilization of our international land-based rigs, primarily in Argentina and Colombia. An additional $54.9 million was attributable to higher utilization of our domestic offshore fleet, including a full year of operations in 2000 for the *Pride North America*, and $12.5 million was attributable to international offshore operations, due to commencement of drillship operations and a full year of operations for the *Pride South Pacific*, partially offset by a decrease in costs associated with managed rigs. The increases for international land-based rigs and international offshore operations, discussed above, are net of the non-recurring restructuring charges incurred in 1999 of $8.9 million and $3.9 million, respectively, described in Note 7 of the Notes to Consolidated Financial Statements included in this annual report.

Depreciation and Amortization. Depreciation and amortization for 2000 increased $49.3 million, or 39.3%, compared to 1999, primarily as a result of the expansion of our fleet.

Selling, General and Administrative. Selling, general and administrative costs in 2000 decreased $19.7 million, or 17.1%, as compared to 1999. Costs for 1999 include restructuring costs of $23.8 million resulting from a reduction in our workforce implemented in 1999, described in Note 7 of the Notes to Consolidated Financial Statements included in this annual report. Excluding these costs, selling, general and administrative costs in 2000 increased $4.1 million, or 4.5%, as compared to 1999, primarily as a result of the inclusion of costs related to E&P services, which recorded $7.4 million of selling, general and administrative costs, partially offset by reduced wages and related expenses company-wide associated with staff reductions resulting from the restructuring activity in 1999.

Other Income (Expense). Other expense in 2000 increased $40.4 million, or 88.9%, as compared to 1999, primarily as a result of an increase of $35.1 million in interest expense on debt incurred to construct two new drillships and the additional interest related to debt incurred in the acquisition of our E&P services division, partially offset by an increase in interest income of $3.2 million related to an increase in cash available for investment. The increase in other expense was also attributable to a reduction of other income of $8.6 million due to foreign exchange losses, partially offset by a litigation settlement. In addition, other income (expense) in 1999 included an insurance gain of $7.4 million related to the loss of a land-based drilling rig in Bolivia. During 2000, we capitalized $11.2 million of interest expense in connection with construction projects, as compared to $33.2 million of interest capitalized in 1999.

Minority Interest. Minority interest increased $6.8 million, or 171%, in 2000 as compared to 1999. Minority interest increased $10.6 million due to the 49% minority share of net income from the *Pride Africa* and *Pride Angola* drillships, which commenced operations in October 1999 and May 2000, respectively. This increase was partially offset by a decrease in the 40% minority share of net income from our Bolivian subsidiary due to our purchase of that minority interest in September 2000.

Income Tax Provision (Benefit). Our consolidated effective income tax rate in 2000 increased to 36.9% as compared to a tax benefit of 30.7% in 1999. The increase is principally a result of increased income in jurisdictions with higher effective income tax rates and of foreign tax payments that were not deductible for U.S. tax purposes.

Liquidity and Capital Resources

We had net working capital of $95.1 million and $124.3 million as of December 31, 2001 and December 31, 2000, respectively. Our current ratio, the ratio of current assets to current liabilities, was 1.2 at December 31, 2001 and 1.3 at December 31, 2000. The decrease in net working capital was primarily attributable to purchases of property and equipment, partially offset by an increase in working capital generated from operations and proceeds from the issuances of zero coupon convertible senior debentures and common stock.

During the year ended December 31, 2001, additions to property and equipment consisted of $442.9 million for the *Pride Carlos Walter* and *Pride Brazil* (including $100.0 million for the purchase of the equity ownership interest we did not already own), $123.6 million for the purchase of the *Pride Venezuela* and *Pride North Sea*, $54.0 million for the construction of five mobile land-based rigs and related equipment for operations in Chad, $48.0 million for the acquisition of 14 land-based rigs and related facilities in South America, $142.5 million for certain reactivation, refurbishment and upgrade expenditures and approximately $121.3 million for other enhancement and sustaining capital projects.

We have a 51% ownership interest in and operate the ultra-deepwater drillships *Pride Africa* and *Pride Angola*, which are contracted to work for Elf Exploration Angola under contracts expiring in June 2005 and May 2005, respectively, each with two one-year extension options. Financing for approximately $400 million of the drillships' total construction cost of $495 million was provided by a group of banks. The loans are secured by the two drillships and the proceeds from the related drilling contracts and are non-recourse to us and the joint owner. As of December 31, 2001, a total of $288.7 million was outstanding under these loans. As a condition of the drillship loans, we entered into interest rate swap and cap agreements. The agreements effectively fixed the interest rate on the *Pride Africa* loan at 7.34% through December 2006, effectively fixed the interest rate on the *Pride Angola* loan at 6.52% through July 2003 and effectively capped the interest rate on the *Pride Angola* loan at 6.52% from August 2003 to July 2007.

In 1997 and 1999, respectively, we issued $325.0 million of 9 3/8% senior notes due 2007 and $200.0 million of 10% senior notes due 2009. The notes contain provisions that limit our ability and the ability of our subsidiaries, with certain exceptions, to pay dividends or make other restricted payments; incur additional debt or issue preferred stock; create or permit to exist liens; incur dividend or other payment restrictions affecting subsidiaries; consolidate, merge or transfer all or substantially all our assets; sell assets; enter into transactions with affiliates and engage in sale and leaseback transactions.

In 1998, we issued $588.1 million face amount of zero coupon convertible subordinated debentures that mature in 2018, subject to the holders' rights to require us to repurchase the debentures beginning in April 2003 at the accreted value of the debentures, which equals the original issue price (39.1% of face amount) plus accrued original issue discount to the repurchase date. We have the option to pay the purchase price in cash or common stock. The debentures outstanding as of December 31, 2001 had a face amount of $382.0 million and an accreted value of $177.6 million. The debentures are convertible at any time into shares of our common stock at a conversion rate of 13.794 shares of common stock per $1,000 principal amount at maturity. During 2001, we purchased on the open market and then extinguished $129.1 million principal amount at maturity of the debentures. The aggregate purchase price was $56.2 million and the accreted value of the debentures, less deferred offering costs, was approximately $58.2 million, resulting in a gain after estimated taxes of $1.3 million, which amount was included as an extraordinary item in our consolidated statement of operations for the period.

In January 2001, we issued $431.5 million face amount of zero coupon convertible senior debentures due 2021. The debentures are convertible into shares of our common stock at a conversion rate of 21.729 shares of common stock per $1,000 principal amount at maturity. We will become obligated to purchase the debentures for cash, at the option of the holders, beginning in January 2003 at the accreted value of the debentures, which equals the original issue price (60.8% of face amount) plus accrued original issue discount to the relevant purchase date. The debentures outstanding as of December 31, 2001 had a face amount of $431.5 million and an accreted value of $268.5 million. The debentures have restrictive covenants similar to our 9 3/8% senior notes due 2007 and 10% senior notes due 2009. In March 2002, we purchased on the open market and then extinguished $227.0 million principal amount at maturity of the debentures. The aggregate purchase price was $140.5 million and the accreted value of the debentures, less deferred offering costs, was $139.8 million, resulting in an extraordinary loss after estimated income taxes of $0.5 million, which will be recognized in the first quarter of 2002.

The effective conversion price of the zero coupon convertible subordinated debentures due 2018 on their initial "put" date in April 2003 will be approximately $35.85 per share, and the effective conversion price of the zero coupon convertible senior debentures due 2021 on their initial "put" date in January 2003 will be approximately $29.43 per share. The closing price of our common stock on the New York Stock Exchange on March 15, 2002 was $14.80 per share. Based on current market conditions, we believe that we will likely be required to purchase for cash all the debentures of each series that are outstanding on their respective initial put dates.

In March 2002, we issued $300.0 million principal amount of 2 1/2% convertible senior notes due 2007. Net proceeds, after deducting underwriting discounts and offering costs, were $291.8 million. The notes are convertible into approximately 18.2 million shares of our common stock (equal to a conversion rate of 60.5694 shares of common stock per $1,000 principal amount or $16.51 per share). Interest on the notes will be paid semiannually beginning in September 2002. The net proceeds have been and will be used to repay debt, including the repurchase of both series of outstanding zero coupon debentures. In connection with the issuance of the notes, a private equity fund related to First Reserve Corporation purchased 7.9 million shares of our common stock from third parties. As a result of that purchase and other purchases of our common stock by First Reserve managed funds, First Reserve funds currently own a total of 19.5 million shares of our common stock, or approximately 14.7% of the total shares outstanding.

In February 2001, we purchased a second-generation semisubmersible drilling rig (now the *Pride North Sea*) and a third-generation semisubmersible drilling rig (now the *Pride Venezuela*) for $44.7 million in cash and 3.0 million shares of our common stock valued at $78.9 million.

In March 2001, we increased from 26.4% to 100% our ownership in a joint venture that recently constructed two dynamically-positioned, deepwater semisubmersible drilling rigs. The *Pride Carlos Walter* commenced operations in June 2001, and the *Pride Brazil* commenced operations in July 2001. These rigs are operating for Petrobras under five-year charter and service rendering contracts, each with two one-year extension options. The purchase consideration for the interests we did not previously own consisted of approximately $86 million aggregate principal amount of senior convertible notes, which were issued to the Brazilian participant in the joint venture, and 519,468 shares of our common stock valued at approximately $14.0 million, which were issued to two investment funds managed by First Reserve Corporation pursuant to the funds' original investment in the joint venture. The acquisition added to our consolidated balance sheet approximately $443 million of assets represented by the two rigs, approximately $287 million of indebtedness incurred to finance the construction of the rigs ($250.0 million of which was outstanding as of December 31, 2001) and approximately $86 million of senior convertible notes issued to the Brazilian participant. The notes mature in March 2004, bear interest at 9% per annum and are convertible into approximately 4.0 million shares of our common stock.

In July 2001, we entered into a credit agreement with a group of foreign banks to provide loans totaling up to $250.0 million to refinance the construction loans for the *Pride Carlos Walter* and *Pride Brazil*. Borrowings under the new facility bear interest at rates based on LIBOR plus an applicable margin of 1.50% to 1.85%. Principal and interest on the new loans are payable semi-annually from March 2002 through 2008. Funding under the new facility and repayment of the construction loans (which had interest rates of 11% per annum) was completed in November 2001. The new loans are secured by, among other things, a first priority mortgage on the drilling rigs and assignment of the charters for the rigs. As required by the lenders under the new facility, we entered into interest rate swap and cap agreements, which capped the interest rate on $50.0 million of the debt at 7% and which fixed the interest rate on the remainder of the debt at 5.58% from March 2002 through September 2006.

In addition to the debt obligations described above, we had, as of December 31, 2001, approximately $46.7 million of other debt and capital lease obligations incurred primarily in connection with expansions of our offshore rig fleet and the purchase of the E&P services division. These include (1) a balance of $16.3 million principal amount of limited-recourse collateralized term loans made with two Japanese trading companies in 1994 to finance construction of our barge rigs, the *Pride I* and the *Pride II*, which term loans are being repaid from charter payments for the rigs in equal monthly installments of principal and interest (at 9.61% per annum) through July 2004 and (2) a $26.0 million promissory note (of which $11.6 million was outstanding as of December 31, 2001) issued to the seller of the E&P services division payable in monthly installments equal to the lesser of (a) 25% of the revenues of the division for the relevant month from services provided by it to the seller and its affiliates or (b) $722,222, which note bears interest at LIBOR plus 2.75% (which was 4.62% at December 31, 2001), payable quarterly. We are also obligated to make "earn-out" payments of up to $3.0 million each in April 2002, April 2003 and April 2004 based on the amount of E&P services purchased annually by the seller of that division. We expect the "earn-out" payment in April 2002 to be $3.0 million.

We currently have senior bank credit facilities with domestic and foreign banks that provide aggregate availability of up to $255.0 million. The credit facilities terminate between June 2002 and June 2005. Borrowings under each of the credit facilities bear interest at variable rates based on LIBOR plus a spread ranging from 0.50% to 2.50%. As of December 31, 2001, there were borrowings of $100.0 million outstanding under these credit facilities. We also have a senior secured credit facility with a U.S. bank under which up to $15.0 million of letters of credit may be issued. Outstanding letters of credit issued under this credit facility are secured by our cash and cash equivalents maintained at such bank. The letter of credit facility expires in March 2003. As of December 31, 2001, there were $12.6 million of letters of credit issued under this credit facility.

As of December 31, 2001, our long-term debt and capital lease obligations totaled approximately $1.7 billion. Although we do not expect that our level of total indebtedness will have a material adverse impact on our financial position, results of operations or liquidity in future periods, it may limit our flexibility in certain areas.

The following table summarizes our contractual cash obligations at December 31, 2001.

Contractual Cash Obligations[1]	Payments Due by Period				
	Up to 1 Year	2-3 Years	4-5 Years	Over 5 Years	Total
(In millions)					
Principal payments on long-term debt[2]	$ 99.8	$ 831.3	$ 184.6	$ 609.0	$1,724.7
Interest payments	97.2	180.1	123.7	62.5	463.5
Capital lease obligations	3.8	7.3	10.1	—	21.2
Operating leases – rigs[3]	12.8	23.3	26.7	81.3	144.1
Total cash obligations	$ 213.6	$1,042.0	$ 345.1	$ 752.8	$2,353.5

[1] *Does not include unconditional purchase commitments to third parties for materials, goods and services incurred in the normal course of business.*

[2] *Assumes that we are required to purchase all the outstanding zero coupon convertible debentures of each series for cash on their initial put dates.*

[3] *Primarily related to the* Pride South America *semisubmersible rig. In addition to rig operating leases, we have operating leases for other equipment, vehicles and various facilities. Rental expense under all operating leases for the years ended December 31, 2001, 2000 and 1999 was $48.8 million, $39.4 million and $30.7 million, respectively.*

We established the Pride International, Inc. Direct Stock Purchase Plan in 2000, which provides a convenient way for investors to purchase shares of our common stock without paying brokerage commissions or service charges. During 2001, we sold approximately 2.6 million shares of common stock under this plan for net proceeds of $62.0 million.

We have a 26.4% equity interest in a joint venture company that is constructing two dynamically-positioned, deepwater semisubmersible drilling rigs, yet to be named and currently referred to as the *Amethyst 4* and *Amethyst 5*. In April 2001, the builder of these rigs, Friede Goldman Halter, Inc. ("FGH") filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code and requested the Bankruptcy Court to reject the construction contracts. In July 2001, the Bankruptcy Court officially rejected the construction contracts. To ensure completion of construction under the shipbuilding contracts for the *Amethyst 4* and *Amethyst 5*, FGH posted performance bonds totaling $175 million. The surety has commenced funding the cost of completing the rigs under its obligations. Currently, a limited scope of work is continuing on the rigs at FGH to prepare them for transit to other shipyards, and bids are being obtained for completion of the construction of the rigs. We anticipate that the construction of the rigs will be completed in late 2003. The joint venture company has financed 87.5% of the cost of construction of these rigs through credit facilities, with repayment of the borrowings under those facilities guaranteed by the United States Maritime Administration ("MARAD"). Advances under the credit facilities are being provided without recourse to us or the other joint venture owners. The remaining 12.5% of the cost of construction is being provided by the joint venture company from equity contributions that have been made by the joint venture partners. Through December 31, 2001, our equity contributions to the joint venture totaled $26.5 million, including capitalized interest of $4.9 million. In the opinion of management, the performance and payment bonds issued by the surety on behalf of FGH, together with additional draws under the MARAD-guaranteed credit facilities, will provide sufficient funds to complete the *Amethyst 4* and *Amethyst 5* without requiring additional contributions by the joint venture partners.

The *Amethyst 4* and *Amethyst 5* are being built to operate under long-term charter and service rendering contracts with Petrobras; however, Petrobras has given notice of cancellation of those contracts for late delivery. Based on current demand for deepwater drilling rigs, we believe that Petrobras or another customer will employ the *Amethyst 4* and *Amethyst 5* under new or amended contracts. There can be no assurance, however, that either the *Amethyst 4* or *Amethyst 5* will be chartered to Petrobras or to any other customer.

We believe that cash and cash equivalents on hand, together with the cash generated from our operations, borrowings under our credit facilities and the net proceeds from our March 2002 issuance of 2 1/2% convertible senior notes, will be adequate to fund normal ongoing capital expenditures, working capital and debt service requirements for the foreseeable future. As of December 31, 2001, $55.4 million of our cash balances, which amount is included in restricted cash, consists of funds held in trust in connection with our drillship and semisubmersible loans and our limited-recourse collateralized term loans and, accordingly, is not available for our use.

The September 2001 combination with Marine has deleveraged our consolidated balance sheet and enhanced our competitive position in the Gulf of Mexico jackup rig market and elsewhere. Since the combination was a stock-for-stock transaction and Marine was essentially debt free, the combined company has a lower debt to equity ratio than Pride had previously on a stand-alone basis. The lower debt to equity ratio has resulted in improved credit ratings, which are expected to reduce borrowing costs. We believe the cash flows of the combined companies will allow us to both reduce our existing long-term indebtedness more rapidly and refinance certain debt components on more favorable terms than Pride would have been able to accomplish on a stand-alone basis.

From time to time, we may review additional expansion and acquisition opportunities. The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable. From time to time, we have one or more bids outstanding for contracts that could require significant capital expenditures and mobilization costs. We expect to fund acquisitions and project opportunities primarily through a combination of working capital, cash flow from operations and full or limited recourse debt or equity financing.

Significant Accounting Policies

We consider policies concerning use of estimates, property and equipment, revenue recognition and foreign currency translation to have the most significant impact on our consolidated financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While we believe that such estimates are reasonable, actual results could differ from those estimates.

Property and equipment are carried at original cost or adjusted net realizable value, as applicable. Major renewals and improvements are capitalized and depreciated over each asset's estimated remaining useful life. Maintenance and repair costs are charged to expense as incurred. When assets are sold or retired, the remaining costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Property and equipment held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future undiscounted cash flows of the affected assets to determine the recoverability of carrying amounts. In general, analyses are based on expected day rates and utilization rates.

We recognize revenue as services are performed based upon contracted day rates and the number of operating days during the period. Revenue from turnkey contracts is generally recognized upon completion. Anticipated losses on turnkey contracts are recognized in operating results when known. Mobilization fees received and costs incurred to mobilize a rig from one geographic area to another are deferred and recognized over the term of the related drilling contract.

We account for translation of foreign currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The majority of our revenues and expenditures are denominated in U.S. dollars to limit our exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency. In addition, our operations in Venezuela and certain other foreign jurisdictions are in "highly inflationary" economies resulting in the use of the U.S. dollar as the functional currency. As a result, certain assets and liabilities of foreign operations are translated at historical exchange rates, revenues and expenses in these countries are translated at the average rate of exchange on a monthly basis, and all translation gains or losses are reflected in the period's results of operations. In those countries where the U.S. dollar is not the functional currency, revenues and expenses are translated at the average rate of exchange for the period, assets and liabilities are translated at end-of-period exchange rates and all translation gains and losses are recorded in accumulated other comprehensive loss within stockholders' equity.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141, which is applicable to all business combinations initiated after June 30, 2001, prohibits the use of pooling-of-interests method of accounting for business combinations and provides a new definition of intangible assets.

SFAS No. 142 eliminates the amortization of goodwill and requires that goodwill be reviewed annually for impairment. SFAS No. 142 also requires that the useful lives of previously recognized intangible assets be reassessed and the remaining amortization periods be adjusted accordingly. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and affects all goodwill and other intangible assets recognized on our balance sheet at that date, regardless of when the assets were initially recognized. We recognized goodwill amortization expense of $4.0 million, $3.0 million and $0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Such amortization will not be recorded in future years. We are currently evaluating the impairment methodology for goodwill.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 with early adoption encouraged. SFAS No. 143 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 with earlier application encouraged. We are currently assessing the impact of SFAS No. 144 and, therefore, cannot reasonably estimate the effect of this statement on our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuation in interest rates and foreign currency exchange rates as discussed below. We entered into these instruments other than for trading purposes. We incorporate by reference in response to this item the information set forth in Note 6 of the Notes to Consolidated Financial Statements included in this annual report.

Interest Rate Risk. We are exposed to interest rate risk through our convertible and fixed rate long-term debt. We have entered into agreements as required by the lenders under certain loan and credit agreements that effectively fixed or capped the interest rate on such debt. As of December 31, 2001, we held interest rate swap and cap agreements covering $521.6 million of our long-term debt. The fair market value of fixed rate debt will increase as prevailing interest rates decrease. The fair value of our long-term debt is estimated based on quoted market prices where applicable, or based on the present value of expected cash flows relating to the debt discounted at rates currently available to us for long-term borrowings with similar terms and maturities. The estimated fair value of our long-term debt as of December 31, 2001 and 2000 was approximately $1,744 million and $1,329 million, respectively, which is more than its carrying value as of December 31, 2001 and 2000 of $1,725 million and $1,305 million, respectively. A hypothetical 10% decrease in interest rates relative to market interest rates at December 31, 2001 would increase the fair market value of our long-term debt at December 31, 2001 by approximately $54 million.

Foreign Currency Exchange Rate Risk. We operate in a number of international areas and are involved in transactions denominated in currencies other than U.S. dollars, which expose us to foreign exchange rate risk. We utilize forward exchange and option contracts, local currency borrowings and the payment structure of customer contracts to selectively reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. The estimated unrealized loss on our forward exchange and option contracts as of December 31, 2001 and 2000 was approximately $6.6 million and $6.8 million, respectively. A hypothetical 10% increase in the U.S. dollar relative to the value of all foreign currencies as of December 31, 2001 would result in an approximate $4.0 million decrease in the fair value of our forward exchange and option contracts. We do not hold or issue forward exchange contracts, option contracts or other derivative financial instruments for speculative purposes.

Forward-Looking Statements

This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this annual report that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

- benefits, effects or results of the Marine acquisition
- future capital expenditures and investments in the construction, acquisition and refurbishment of rigs (including the amount and nature thereof and the timing of completion thereof)
- repayment of debt
- market conditions, expansion and other development trends in the contract drilling industry
- business strategies
- expansion and growth of operations
- utilization rates and contract rates for rigs
- completion and employment of rigs under construction and
- future operating results and financial condition

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including the following:

- general economic and business conditions
- prices of oil and gas and industry expectations about future prices
- foreign exchange controls and currency fluctuations
- political stability in the counties in which we operate
- the business opportunities (or lack thereof) that may be presented to and pursued by us and
- changes in laws or regulations

Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements. We will not update these statements unless the securities laws require us to do so.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF PRIDE INTERNATIONAL, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Pride International, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the acquisition of Marine Drilling Companies, Inc. on September 13, 2001 in a transaction accounted for as a pooling of interests, as described in Note 1 to the consolidated financial statements. We did not audit the financial statements of Marine Drilling Companies, Inc., which statements reflect total assets of $661 million as of December 31, 2000 and total revenue of $264 million and $115 million for the years ended December 31, 2000 and 1999, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Marine Drilling Companies, Inc., is based solely on the report of other auditors. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 27, 2002

CONSOLIDATED BALANCE SHEET

(In thousands)	December 31, 2001	2000
Assets		
CURRENT ASSETS		
Cash and cash equivalents	$ 58,988	$ 77,178
Restricted cash	55,400	50,500
Trade receivables, net	333,433	284,761
Parts and supplies	59,720	54,448
Deferred income taxes	2,096	601
Other current assets	122,503	67,998
Total current assets	632,140	535,486
PROPERTY AND EQUIPMENT, net	3,371,159	2,621,365
OTHER ASSETS		
Investments in and advances to affiliates	26,524	59,420
Goodwill, net	64,656	51,940
Other assets	111,211	69,422
Total other assets	202,391	180,782
	$ 4,205,690	$ 3,337,633
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES		
Accounts payable	$ 188,686	$ 148,246
Accrued expenses	203,527	151,270
Short-term borrowings	42,379	22,135
Current portion of long-term debt	99,850	85,286
Current portion of long-term lease obligations	2,643	4,267
Total current liabilities	537,085	411,204
OTHER LONG-TERM LIABILITIES	128,293	82,639
LONG-TERM DEBT, net of current portion	1,624,888	1,219,638
LONG-TERM LEASE OBLIGATIONS, net of current portion	14,997	17,682
DEFERRED INCOME TAXES	137,214	112,541
MINORITY INTEREST	66,107	50,599
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value; 50,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 400,000 shares authorized; 132,847 and 126,251 shares issued and outstanding, respectively	1,328	1,263
Paid-in capital	1,218,624	1,056,206
Accumulated other comprehensive loss	(1,015)	(1,102)
Retained earnings	478,169	386,963
Total stockholders' equity	1,697,106	1,443,330
	$ 4,205,690	$ 3,337,633

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)	YEAR ENDED DECEMBER 31, 2001	2000	1999
REVENUES	$1,512,895	$1,173,038	$734,791
OPERATING COSTS	902,267	722,303	519,494
RESTRUCTURING CHARGES	—	—	12,817
Gross Margin	610,628	450,735	202,480
DEPRECIATION AND AMORTIZATION	198,928	174,570	125,292
SELLING, GENERAL AND ADMINISTRATIVE	100,309	95,528	91,400
POOLING AND MERGER COSTS	35,766	—	—
RESTRUCTURING CHARGES	—	—	23,831
EARNINGS (LOSS) FROM OPERATIONS	275,625	180,637	(38,043)
OTHER INCOME (EXPENSE)			
Interest expense	(116,785)	(102,233)	(67,176)
Interest income	11,148	12,682	9,438
Other income (expense), net	(15,375)	3,655	12,270
Total other expense, net	(121,012)	(85,896)	(45,468)
EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	154,613	94,741	(83,511)
INCOME TAX PROVISION (BENEFIT)	49,231	34,928	(25,610)
MINORITY INTEREST	15,508	10,812	3,996
NET EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEM	89,874	49,001	(61,897)
EXTRAORDINARY ITEM, NET	1,332	—	3,884
NET EARNINGS (LOSS)	$ 91,206	$ 49,001	$ (58,013)
NET EARNINGS (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM			
Basic	$ 0.68	$ 0.40	$ (0.57)
Diluted	$ 0.67	$ 0.39	$ (0.57)
NET EARNINGS (LOSS) PER SHARE AFTER EXTRAORDINARY ITEM			
Basic	$ 0.69	$ 0.40	$ (0.54)
Diluted	$ 0.68	$ 0.39	$ (0.54)
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	131,630	123,038	107,801
Diluted	142,778	126,664	107,801

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Paid-In	Accumulated Other	Retained	Total Stockholders'
	Shares	Amount	Capital	Comprehensive Loss	Earnings	Equity
(In thousands)						
BALANCE – DECEMBER 31, 1998	102,803	$ 1,028	$ 727,987	$ (129)	$ 395,975	$ 1,124,861
Net loss	—	—	—	—	(58,013)	(58,013)
Foreign currency translation	—	—	—	(1,417)	—	(1,417)
Total comprehensive loss						(59,430)
Issuance of common stock in connection with conversion or cancellation of debentures	6,768	68	75,757	—	—	75,825
Issuance of common stock in connection with private investment	3,141	31	37,415	—	—	37,446
Issuance of stock for stock offering	4,600	46	54,371	—	—	54,417
Other issuance of common stock	186	2	2,530	—	—	2,532
Exercise of stock options	103	1	642	—	—	643
Tax benefit of non-qualified stock options	—	—	174	—	—	174
BALANCE – DECEMBER 31, 1999	117,601	1,176	898,876	(1,546)	337,962	1,236,468
Net earnings	—	—	—	—	49,001	49,001
Foreign currency translation	—	—	—	444	—	444
Total comprehensive income						49,445
Issuance of common stock in connection with Direct Stock Purchase Plan	2,282	23	54,377	—	—	54,400
Issuance of common stock in connection with private investment	4,500	45	71,955	—	—	72,000
Issuance of stock for stock offering	1,000	10	18,451	—	—	18,461
Other issuance of common stock	101	1	2,081	—	—	2,082
Exercise of stock options	766	8	7,397	—	—	7,405
Tax benefit of non-qualified stock options	—	—	3,069	—	—	3,069
BALANCE – DECEMBER 31, 2000	126,250	1,263	1,056,206	(1,102)	386,963	1,443,330
Net earnings	—	—	—	—	91,206	91,206
Foreign currency translation	—	—	—	87	—	87
Total comprehensive income						91,293
Issuance of common stock in connection with Direct Stock Purchase Plan	2,596	26	62,000	—	—	62,026
Issuance of common stock in connection with private investments	3,555	35	92,971	—	—	93,006
Other issuance of common stock	97	1	996	—	—	997
Exercise of stock options	349	3	6,364	—	—	6,367
Tax benefit on non-qualified stock options	—	—	87	—	—	87
BALANCE – DECEMBER 31, 2001	132,847	$ 1,328	$ 1,218,624	$ (1,015)	$ 478,169	$ 1,697,106

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)	2001	2000	1999
	YEAR ENDED DECEMBER 31,		
OPERATING ACTIVITIES			
Net earnings (loss)	$ 91,206	$ 49,001	$ (58,013)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities –			
Depreciation and amortization	198,928	174,570	125,292
Discount amortization on zero coupon convertible debentures	16,204	10,388	10,986
Amortization of deferred loan costs	6,604	344	443
Gain on sale of assets	(1,393)	(3,718)	(10,512)
Deferred tax provision	6,535	14,518	(17,792)
Minority interest	15,508	10,812	3,096
Extraordinary item	(1,332)	—	(3,884)
Changes in assets and liabilities, net of effects of acquisitions –			
Trade receivables	(43,370)	(104,736)	51,884
Parts and supplies	(4,152)	(10,758)	(7,134)
Other current assets	(54,037)	32,280	(42,838)
Other assets	(28,230)	(23,099)	(178)
Accounts payable	(18,061)	6,332	(79,285)
Accrued expenses	29,709	26,923	11,601
Other liabilities	39,406	21,961	3,573
Net cash provided by (used in) operating activities	253,525	204,818	(12,761)
INVESTING ACTIVITIES			
Purchase of net assets of acquired entities, including acquisition costs, less cash acquired	(8,934)	(45,755)	—
Purchases of property and equipment	(307,714)	(215,372)	(549,485)
Proceeds from dispositions of property and equipment	2,737	5,115	119,076
Investments in and advances to affiliates	(17,788)	(8,408)	(2,430)
Proceeds from sales of short-term investments	—	72,931	204,970
Purchases of short-term investments	—	(30,054)	(247,847)
Net cash used in investing activities	(331,699)	(221,543)	(475,716)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	63,023	146,943	94,395
Proceeds from exercise of stock options	6,367	7,406	643
Proceeds from minority interest owners	—	—	24,558
Proceeds from issuance of convertible senior debentures, net of issue costs	254,500	—	—
Proceeds from debt borrowings	194,039	129,222	623,040
Reduction of debt	(453,045)	(255,459)	(236,984)
Increase in restricted cash	(4,900)	(33,800)	(14,300)
Net cash provided by (used in) financing activities	59,984	(5,688)	491,352
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(18,190)	(22,413)	2,875
CASH AND CASH EQUIVALENTS, beginning of year	77,178	99,591	96,716
CASH AND CASH EQUIVALENTS, end of year	$ 58,988	$ 77,178	$ 99,591

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation and Reporting

The consolidated financial statements include the accounts of Pride International, Inc. and its wholly-owned and majority-owned subsidiaries (the "Company" or "Pride"). All significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

In September 2001, Pride acquired Marine Drilling Companies, Inc. ("Marine") pursuant to a merger of Marine into a wholly owned subsidiary of Pride. Approximately 58.7 million shares of Pride common stock were issued to the former shareholders of Marine, which equaled approximately 44% of the outstanding common shares of the combined company immediately following acquisition. The Marine merger was followed by a merger that changed Pride's state of incorporation from Louisiana to Delaware. The acquisition of Marine was accounted for as a pooling-of-interests for accounting and financial reporting purposes. Under this method of accounting, the recorded historical carrying amounts of the assets and liabilities of Pride and Marine are carried forward to the financial statements of the combined company at recorded amounts, results of operations of the combined company include the income and expenses of Pride and Marine for the entire fiscal period in which the combination occurred, and the historical results of operations of the separate companies for fiscal periods prior to the combination are combined and reported as the results of operations of the combined company. The results of operations of Pride and Marine for periods prior to the combination that are included in the combined company's recorded amounts are as follows (in thousands):

	Pride	Marine	Combined
Six Months Ended June 30, 2001			
Revenues	$561,414	$ 182,639	$ 744,053
Net earnings	30,071	52,562	82,633
Year Ended December 31, 2000			
Revenues	$ 909,007	$ 264,031	$ 1,173,038
Net earnings	736	48,265	49,001
Year Ended December 31, 1999			
Revenues	$ 619,385	$ 115,406	$ 734,791
Extraordinary item	3,884	—	3,884
Net loss	(51,883)	(6,130)	(58,013)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of purchase to be cash equivalents.

Short-Term Investments

Short-term investments include marketable securities, which in the case of debt instruments have maturities in excess of three months at the date of purchase, are classified as available for sale and are carried at the lower of cost or market value. Due to the short-term maturities of investments, realized and unrealized gains and losses are not significant.

Parts and Supplies

Parts and supplies consist of spare rig parts and supplies held for use in operations and are valued at the lower of weighted average cost or estimated market value.

Property and Equipment

Property and equipment are carried at original cost or adjusted net realizable value, as applicable. Major renewals and improvements are capitalized and depreciated over the respective asset's remaining useful life. Maintenance and repair costs are charged to expense as incurred. When assets are sold or retired, the remaining costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

For financial reporting purposes, depreciation of property and equipment is provided using the straight-line method based upon expected useful lives of each class of assets. Estimated useful lives of the assets for financial reporting purposes are as follows:

	YEARS
Rigs and rig equipment	5-25
Transportation equipment	3-7
Buildings and improvements	10-20
Furniture and fixtures	5

Rigs and rig equipment have salvage values not exceeding 20% of the cost of the rig or rig equipment.

Property and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company estimates the future undiscounted cash flows of the affected assets to determine the recoverability of carrying amounts. In general, analyses are based on expected day rates and utilization rates.

Interest is capitalized on construction in progress at the interest rate on debt incurred for construction or at the weighted average cost of debt outstanding during the period of construction.

Goodwill

The Company recorded goodwill in connection with certain of its acquisitions and amortized the amounts using the straight-line method over ten to fifteen years. See "New Accounting Pronouncements" below.

Revenue Recognition

The Company recognizes revenue as services are performed based upon contracted day rates and the number of operating days during the period. Revenue from turnkey contracts is generally recognized upon completion. Anticipated losses on turnkey contracts are recognized in operating results when known. Mobilization fees received and costs incurred to mobilize a rig from one geographic area to another are deferred and recognized over the term of the related drilling contract.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the asset is recovered or the liability is settled.

Foreign Currency Translation

The Company accounts for translation of foreign currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The majority of the Company's revenues and expenditures are denominated in U.S. dollars to limit the Company's exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency. In addition, the Company's operations in Venezuela and certain other foreign jurisdictions are in "highly inflationary" economies resulting in the use of the U.S. dollar as the functional currency. As a result, certain assets and liabilities of foreign operations are translated at historical exchange rates, revenues and expenses in these countries are translated at the average rate of exchange on a monthly basis, and all translation gains or losses are reflected in the period's results of operations. In those countries where the U.S. dollar is not the functional currency, revenues and expenses are translated at the average rate of exchange for the period, assets and liabilities are translated at end-of-period exchange rates and all translation gains and losses are included in accumulated other comprehensive loss within stockholders' equity.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash balances, short-term investments and trade receivables. The Company places its temporary cash and short term investments in U.S. Government securities and other high quality financial instruments. The Company limits the amount of credit exposure to any one financial institution or issuer. The Company's customer base consists primarily of major integrated and government-owned international oil companies as well as smaller independent oil and gas producers. Management believes the credit quality of its customers is generally high. The Company has in place insurance to cover certain exposure in its foreign operations and provides allowances for potential credit losses when necessary.

Conditions Affecting Ongoing Operations

The Company's current business and operations are substantially dependent upon conditions in the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. The demand for contract drilling and related services is influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations and local and international political and economic conditions. There can be no assurance that current levels of exploration and production expenditures of oil and gas companies will be maintained or that demand for the Company's services will reflect the level of such activities.

Stock-Based Compensation

The Company uses the intrinsic value based method of accounting for stock-based compensation prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Under this method, the Company records no compensation expense for stock options granted when the exercise price for options granted is equal to the fair market value of the Company's stock on the date of the grant.

Derivative Instruments and Hedging

The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment to FASB Statement No. 133." SFAS No. 133 requires that all derivative financial instruments, including certain derivative instruments imbedded in other contracts, be recognized in the balance sheet at fair value, and that changes in such fair value be recognized in earnings unless specific hedging criteria are met. The Company adopted SFAS No. 133, as amended, on January 1, 2001. Adoption of SFAS No. 133, as amended, has not had nor is it expected to have a material impact on the Company's consolidated results of operations or financial position.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and requires that goodwill be reviewed annually for impairment. SFAS No. 142 also requires that the useful lives of previously recognized intangible assets be reassessed and the remaining amortization periods be adjusted accordingly. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and affects all goodwill and other intangible assets recognized on the Company's balance sheet at that date, regardless of when the assets were initially recognized. The Company recognized goodwill amortization expense of $4.0 million, $3.0 million and $0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Such amortization will not be recorded in future years. The Company is currently evaluating the impairment methodology for goodwill.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 with early adoption encouraged. SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 with earlier application encouraged. The Company is currently assessing the impact of SFAS No. 144 and, therefore, cannot reasonably estimate the effect of this statement on its consolidated financial position, results of operations or cash flows.

2. Property and Equipment

Property and equipment as of December 31, 2001 and 2000 consists of the following:

	December 31,	
	2001	2000
(In thousands)		
Rigs and rig equipment	$ 3,814,593	$ 2,923,564
Transportation equipment	25,501	21,948
Buildings	33,644	29,627
Other	38,675	37,251
Construction-in-progress	145,117	106,031
Land	8,752	7,905
	4,066,282	3,126,326
Accumulated depreciation and amortization	(695,123)	(504,961)
Net property and equipment	$ 3,371,159	$ 2,621,365

The Company capitalizes interest applicable to the construction of significant additions to property and equipment. For the years ended December 31, 2001, 2000 and 1999, total interest incurred was $135.8 million, $113.4 million and $100.4 million, respectively, of which $19.0 million, $11.2 million and $33.2 million, respectively, was capitalized.

During the years ended December 31, 2001, 2000 and 1999, maintenance and repair costs included in operating costs on the accompanying consolidated statement of operations were $85.2 million, $116.5 million and $71.6 million, respectively.

3. Acquisitions

In February 2001, the Company acquired a second-generation semisubmersible drilling rig (now the *Pride North Sea*) and a third-generation semisubmersible drilling rig (now the *Pride Venezuela*) for $44.7 million in cash and 3.0 million shares of the Company's common stock valued at $78.9 million. The *Pride Venezuela* is under contract in Venezuela for a minimum term of one year that began in February 2002. The *Pride North Sea* was refurbished prior to commencing operations in July 2001 in the Irish Sea, and is now working under a contract in the United Kingdom sector of the North Sea.

In March 2001, the Company increased from 26.4% to 100% its ownership in a joint venture that recently constructed two dynamically-positioned, deepwater semisubmersible drilling rigs, the *Pride Carlos Walter* and the *Pride Brazil*, which commenced operations offshore Brazil in June and July 2001, respectively, for Petroleo Brasilerio S.A. ("Petrobras") under five-year charter and service rendering contracts, each with two one-year extension options. The purchase consideration for the interests the Company did not previously own consisted of approximately $86 million aggregate principal amount of senior convertible notes, which were issued to the Brazilian participant in the joint venture, and 519,468 shares of the Company's common stock valued at approximately $14 million, which were issued to two investment funds managed by First Reserve Corporation pursuant to the funds' original investment in the joint venture. See reference to First Reserve in Note 16. The acquisition added to the Company's consolidated balance sheet approximately $443 million of assets represented by the two rigs, approximately $287 million of indebtedness incurred to finance the construction of the rigs ($250 million of which was outstanding as of December 31, 2001) and approximately $86 million of convertible senior notes issued to the Brazilian participant.

In July 2001, the Company acquired all the outstanding capital stock of Almeria Austral S.A. and an affiliate ("Almeria") for aggregate consideration of $48 million. Almeria operates 12 land drilling rigs in Argentina and two land drilling rigs in Venezuela.

Each of the acquisitions discussed above was recorded using the purchase method of accounting. The operating results of each acquisition have been included in the Company's consolidated results of operations from the date of the acquisition.

In September 2001, the Company acquired Marine in a stock-for-stock transaction that created one of the world's largest offshore drilling contractors. Marine owned and operated a fleet of 17 offshore drilling rigs consisting of two semisubmersible units and 15 jack-up units. Additionally, Marine owned one jack-up rig configured as an accommodation unit. The acquisition of Marine was accounted for as a pooling-of-interests for accounting and financial reporting purposes. In connection with the acquisition, the estimated remaining useful lives and residual values of certain rigs were reassessed and, as a result, net income for 2001 increased $6.7 million (or $.05 per share on a basic and diluted basis).

4. DEBT

Short-Term Borrowings

The Company has agreements with several banks for short-term lines of credit denominated in U.S. dollars. The facilities are renewable annually and bear interest at variable rates based on LIBOR. The weighted average interest rates on such borrowings at December 31, 2001 was 8.0%. As of December 31, 2001, $42.4 million was outstanding under these facilities and $62.2 million was available.

Long-Term Debt

Long-term debt at December 31, 2001 and 2000 consisted of the following:

	DECEMBER 31,	
	2001	2000
(In thousands)		
9⅜% Senior Notes due 2007	$ 325,000	$ 325,000
10% Senior Notes due 2009	200,000	200,000
Drillship loans	288,687	351,826
Semisubmersible loans	250,000	—
Zero Coupon Convertible Senior Debentures Due 2021	268,545	—
Zero Coupon Convertible Subordinated Debentures Due 2018	177,575	226,861
Senior convertible notes payable	85,853	21,250
Limited-recourse collateralized term loans	16,274	21,736
Note payable to seller	11,556	20,222
Other notes payable	1,248	13,029
Credit facilities	100,000	125,000
	1,724,738	1,304,924
Current portion of long-term debt	99,850	85,286
Long-term debt, net of current portion	$1,624,888	$1,219,638

9⅜% Senior Notes due 2007

In May 1997, the Company issued $325.0 million principal amount of 9 3/8% Senior Notes due May 1, 2007 (the "9⅜% Senior Notes"). Interest on the 9 3/8% Senior Notes is payable semi-annually on May 1 and November 1 of each year. The 9⅜% Senior Notes are not redeemable prior to May 1, 2002, after which they will be redeemable, in whole or in part, at the option of the Company at redemption prices starting at 104.688% and declining to 100% by May 1, 2005. The indenture governing the 9⅜% Senior Notes contains provisions that limit the ability of the Company and its subsidiaries, with certain exemptions, to pay dividends or make other restricted payments; incur additional debt or issue preferred stock; create or permit to exist liens; incur dividend or other payment restrictions affecting subsidiaries; consolidate, merge or transfer all or substantially all of its assets; sell assets; enter into transactions with affiliates and engage in sale and leaseback transactions.

10% Senior Notes due 2009

In May 1999, the Company issued $200.0 million principal amount of 10% Senior Notes due June 1, 2009 (the "10% Senior Notes"). Interest on the 10% Senior Notes is payable semi-annually on June 1 and December 1 of each year. The 10% Senior Notes are not redeemable prior to June 1, 2004, after which they will be redeemable, in whole or in part, at the option of the Company at redemption prices starting at 105% of the principal amount and declining to 100% by June 1, 2007. In the event the Company consummates a qualified equity offering on or prior to June 1, 2002, the Company may use all or a portion of the proceeds to redeem up to 33% of the principal amount of the 10% Senior Notes at a redemption price equal to 110% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of redemption. The indenture governing the 10% Senior Notes contains provisions that limit the ability of the Company and its subsidiaries, with certain exemptions, to pay dividends or make other restricted payments; incur additional debt or issue preferred stock; create or permit to exist liens; incur dividend or other payment restrictions affecting subsidiaries; consolidate, merge or transfer all or substantially all of its assets; sell assets; enter into transactions with affiliates and engage in sale and leaseback transactions.

Drillship Loans

In connection with the construction of two ultra-deepwater drillships, the *Pride Africa* and the *Pride Angola*, the Company and the two joint venture companies in which the Company has a 51% interest entered into financing arrangements with a group of banks that provided $400 million of the drillships' total cost of $495 million. The loans with respect to the *Pride Africa* and the *Pride Angola* are non-recourse to the Company and the joint owner. As of December 31, 2001, $125.8 million was outstanding under the loans for the *Pride Africa* and $162.9 million was outstanding under the loans for the *Pride Angola*. The loans are being repaid from the proceeds of the related charter contracts in semi-annual installments of principal and interest through December 2006 and July 2005 for the *Pride Africa* and *Pride Angola*, respectively. The payment terms of the *Pride Angola* loan were extended to July 2007 when the customer extended the drilling contract to five years in February 2002. The drillship loans bear interest at LIBOR plus 1.10% to 1.25% and had a weighted average interest rate of 6.88% at December 31, 2001. As a condition of the drillship loans, the Company entered into interest rate swap and cap agreements with the lenders that fixed the interest rate on the *Pride Africa* loan at 7.34% through December 2006, fixed the interest rate on the *Pride Angola* loan at 6.52% through July 2003 and capped the interest rate on the *Pride Angola* loan at 6.52% from August 2003 to July 2007. Such swap and cap agreements are not considered derivatives because (1) the swap and cap agreements were required by the lenders under the drillship loans; (2) the Company believes that such loans would not have been available to the Company without the related swap and cap agreements; and (3) the drillship loans prohibit the Company from selling or transferring the swap and cap agreements without the consent of the lenders, and the Company does not believe that the lenders would grant such consent as long as any principal amounts are outstanding. In accordance with the debt agreements, certain cash balances are held in trust to assure that timely interest and principal payments are made. At December 31, 2001 and 2000, $48.4 million and $48.1 million, respectively, of such cash balances, which amount is included in restricted cash, was held in trust and is not available for use by the Company.

Semisubmersible Loans

In March 2001, in connection with the acquisition of the interests the Company did not previously own in two deepwater semisubmersible drilling rigs, the *Pride Carlos Walter* and the *Pride Brazil*, the Company assumed approximately $287 million of indebtedness incurred to finance the construction of the rigs. An aggregate $53 million of the construction-related indebtedness, which was scheduled to mature in November 2001 and bore interest at 11 3/4% per annum, was repaid in April 2001.

In July 2001, the Company entered into a credit agreement with a group of foreign banks to provide loans totaling up to $250 million to refinance the construction loans for the *Pride Carlos Walter* and *Pride Brazil*. Borrowings under the new facility bear interest at rates based on LIBOR plus an applicable margin of 1.50% to 1.85%. Principal and interest are payable semi-annually from March 2002 through 2008. Funding under the new facility and repayment of the construction loans (which had interest rates of 11% per annum) was completed in November 2001. As required by the lenders under the new facility, the Company entered into interest rate swap and cap agreements with the lenders that capped the interest rate on $50.0 million of the debt at 7% and which fixed the interest rate on the remainder of the debt at 5.58% from March 2002 through September 2006. Such swap and cap agreements are not considered derivatives because (1) the swap and cap agreements were required by the lenders under the facility agreement; (2) the Company believes that such credit facility would not have been available to the Company without the related swap and cap agreements; and (3) the credit facility prohibits the Company from selling or transferring the swap and cap agreements without the consent of the lenders, and the Company does not believe that the lenders would grant such consent as long as any principal amounts are outstanding. The new loans are secured by, among other things, a first priority mortgage on the drilling rigs and assignment of the charters for the rigs. The debt agreement requires certain cash balance to be held in trust to assure that timely interest and principal payments are made. At December 31, 2001, $4.6 million of such cash balances, which amount is included in restricted cash, was held in trust and is not available for use by the Company.

Zero Coupon Convertible Senior Debentures

In January 2001, the Company issued zero coupon convertible senior debentures due 2021 with a face amount of $431.5 million. The net proceeds to the Company in connection with the sale, after deducting underwriting discounts and offering expenses, amounted to approximately $254.5 million. The issue price of $608.41 for each debenture represents a yield to maturity of 2.50% per annum (computed on a semiannual bond equivalent basis) calculated from the issue date. The difference between the issue price and face amount of the debentures is recorded as a discount and amortized to interest expense using the effective interest method over the term of the debentures. The debentures, which mature on January 16, 2021, are convertible into shares of common stock of the Company at a conversion rate of 21.729 shares of common stock per $1,000 principal amount at maturity. The Company will become obligated to purchase the debentures, at the option of the holders, in whole or in part, for cash on January 16, 2003, 2005, 2007, 2009 and 2016 at a price per debenture equal to the issue price plus accrued original issue discount to the relevant purchase date. On or subsequent to January 16, 2004, the debentures are redeemable at the option of the Company, in whole or in part, for cash at a price equal to the issue price plus accrued original issue discount to the date of redemption. The debentures have restrictive covenants similar to the 9 3/8% Senior Notes and the 10% Senior Notes. See Note 16.

Zero Coupon Convertible Subordinated Debentures

In April 1998, the Company issued zero coupon convertible subordinated debentures due 2018 with a face amount of $588.1 million. The net proceeds to the Company in connection with the sale, after deducting underwriting discounts and offering expenses, amounted to approximately $222.6 million. The issue price of $391.06 for each debenture represents a yield to maturity of 4.75% per annum (computed on a semiannual bond equivalent basis) calculated from the issue date. The difference between the issue price and face amount of the debentures is recorded as a discount and amortized to interest expense using the effective interest method over the term of the debentures. The debentures, which mature on April 24, 2018, are convertible into shares of common stock of the Company at a conversion rate of 13.794 shares of common stock per $1,000 principal amount at maturity. The Company will become obligated to purchase the debentures, at the option of the holders, in whole or in part, on April 24, 2003, 2008 and 2013 at a price per debenture equal to the issue price plus accrued original issue discount to the relevant purchase date, settled either in cash, common stock or a combination thereof at the option of the Company. On or subsequent to April 24, 2003, the debentures are redeemable at the option of the Company, in whole or in part, for cash at a price equal to the issue price plus accrued original issue discount to the date of redemption.

During 2001, the Company purchased on the open market and then extinguished $129.1 million face amount of the debentures. The total purchase price was $56.2 million and the accreted value of the debentures, less unamortized deferred offering costs, was $58.2 million, resulting in an extraordinary gain after estimated income taxes of $1.3 million. As of December 31, 2001, the outstanding debentures had a face amount of $382.0 million.

Senior Convertible Note Payable

In connection with the purchase of the *Pride South America*, the Company issued to the seller a $21.3 million senior convertible note. The note was repaid at maturity in September 2001.

In March 2001, in connection with the acquisition of the interests the Company did not previously own in the *Pride Carlos Walter* and the *Pride Brazil*, the Company issued approximately $86 million aggregate principal amount of senior convertible notes. The notes, which mature in March 2004 and bear interest at 9% per annum, are convertible into approximately 4.0 million shares of the Company's common stock.

Limited-Recourse Collateralized Term Loans

The limited-recourse collateralized term loans are collateralized by two of the Company's drilling/ workover barge rigs, the *Pride I* and the *Pride II*, and related charter contracts. The loans are being repaid from the proceeds of the related charter contracts in equal monthly installments of principal and interest through July 2004. These loans are non-interest bearing and have implied interest rates of 9.61%. In addition, a portion of contract proceeds is being held in trust to assure that timely payment of future debt service obligations is made. At December 31, 2001 and 2000, $2.4 million and $2.4 million, respectively, of such contract proceeds, which amount is included in restricted cash, was being held in trust as security for the lenders and is not available for use by the Company.

Note Payable to Seller

In connection with the acquisition in April 2000 of Services Especiales San Antonio S.A. ("San Antonio"), which constitutes the Company's E&P services division, the Company issued a $26.0 million promissory note to the seller. The note is payable in monthly installments though March 2003 and bears interest at LIBOR plus 2.75%, which was 4.62% at December 31, 2001.

Credit Facilities

At December 31, 2001, the Company had senior bank credit facilities with domestic and foreign banks with aggregate availability of up to $255.0 million. The credit facilities terminate between June 2002 and June 2005. Borrowings under each of the credit facilities bear interest at variable rates based on LIBOR plus a spread ranging from 0.50% to 2.50%. As of December 31, 2001, there was $100.0 million outstanding under these credit facilities.

The Company has a senior secured credit facility with a U.S. bank under which up to $15.0 million of letters of credit may be issued. Outstanding letters of credit issued under this credit facility are secured by the Company's cash and cash equivalents maintained at such bank. The letter of credit facility expires in March 2003. As of December 31, 2001, there were $12.6 million of letters of credit issued under this credit facility.

Future Maturities

Future maturities of long-term debt at December 31, 2001 are as follows:

(In thousands)	AMOUNT
2002	$ 99,850
2003	644,035
2004	187,271
2005	88,702
2006	95,888
Thereafter	608,992
Total long-term debt	$1,724,738

As of December 31, 2001, the fair value of long-term debt was approximately $1,744 million.

The effective conversion price of the zero coupon convertible subordinated debentures due 2018 on their initial "put" date in April 2003 will be approximately $35.85 per share, and the effective conversion price of the zero coupon convertible senior debentures due 2021 on their initial "put" date in January 2003 will be approximately $29.43 per share. The closing price of the Company common stock on the New York Stock Exchange on March 15, 2002 was $14.80 per share. Based on current market conditions, the Company believes that it will likely be required to purchase for cash all debentures of each series that are outstanding on their respective initial put dates at the then accreted amount. The amounts included in the above table of future maturities reflect the accreted amount of both series of debentures as of December 31, 2001. Such table does not contemplate the accretion up to the respective initial put dates, nor does it include the subsequent events described in Note 16.

5. LEASES

In February 1999, the Company completed the sale and leaseback of the *Pride South America* semisubmersible drilling rig with an unaffiliated entity pursuant to which it received $97.0 million as the sales price. The excess of funding over net book value of the rig has been deferred and is being amortized as a reduction of lease expense over the lease term. The lease is for a maximum term of 13.5 years, and the Company has options to purchase the rig at the end of 8.5 years and at the end of the maximum term. The lease has been classified as an operating lease for financial statement purposes. Rentals on the rig range from $11.7 million to $15.9 million annually.

The Company has entered into agreements with an unaffiliated financial institution for the sale and leaseback of up to $22.0 million of equipment to be used in the Company's business. The Company has received aggregate proceeds of $15.9 million pursuant to these facilities attributable to two offshore platform rigs placed in service in 1996. The Company has purchase and lease renewal options at projected future fair market values under the agreements. The leases have been classified as operating leases for financial statement purposes. The excess of funding over net book value has been deferred and is being amortized as a reduction of lease expense over the maximum lease term of five years. Rentals on these transactions total $3.1 million annually.

Rental expense for operating leases for equipment, vehicles and various facilities of the Company for the years ended December 31, 2001, 2000 and 1999 were $48.8 million, $39.4 million and $30.7 million, respectively.

The Company has capital lease obligations pursuant to sale and leaseback agreements or financing arrangements with unaffiliated entities for three platform rigs and offices in France. The obligations are payable in semiannual installments through June 2006 and bear interest at a weighted average rate of 7.8%.

Future maturities of capital lease obligations, net of interest, at December 31, 2001 are as follows:

(In thousands)	AMOUNT
2002	$ 2,643
2003	2,921
2004	2,508
2005	7,637
2006	1,931
Total capital lease obligations	$17,640

6. Financial Instruments

The Company's operations are subject to foreign exchange risks, including the risks of adverse foreign currency fluctuations and devaluations and of restrictions on currency repatriation.

The Company limits the risks of adverse currency fluctuations and restrictions on currency repatriation by obtaining contracts providing for payment in U.S. dollars or freely convertible currency. To the extent possible, the Company limits its exposure to potentially devaluating currencies by matching its acceptance of local currencies to its expense requirements in those currencies. Moreover, the Company enters into forward exchange contracts and option contracts to manage foreign currency exchange risk associated with its Euro-denominated expenses. These forward exchange contacts and option contracts have not been designated as hedging instruments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as the forward or option contracts are not systematically identified as being the hedge of specific Euro expenditures on inception.

Currency option contracts existing at December 31, 2001 principally consist of U.S. dollar calls/Euro puts sold by the Company. These contracts provide an economic hedge of the Company's exposure to fluctuations in the value of the Euro relative to the U.S. dollar. If the U.S. dollar strengthens during the period of the contracts, the counterparties will likely exercise their options and deliver Euro for U.S. dollars at the predetermined rate. In this case, the premium on the contract will offset part of the difference between the contractual strike rate on the option and the spot U.S. dollar/Euro rate at which the Company could otherwise have sold its U.S. dollars for Euro. If the U.S. dollar falls below the strike rate, the counterparties will tend not to exercise their options. In this case, the premium will partially offset the negative effect to the Company of the increase in the U.S. dollar equivalent of its Euro-denominated expenditures. The counterparties to these contracts are all major European banks.

The unrealized loss on all forward exchange contracts and option contracts based on quoted market prices of comparable instruments was approximately $6.6 million and $6.8 million at December 31, 2001 and 2000, respectively. The net realized and unrealized losses on all forward and option contracts, included in other income (expense) for the years ended December 31, 2001, 2000 and 1999, were approximately $0.1 million, $3.3 million and $4.3 million, respectively.

The following table summarizes forward exchange contracts and option contracts outstanding at December 31, 2001:

Contract Type	Notional Amount	Notional Currency	Exchange Currency	Weighted Average Exchange Rate	Maturity	Gain (Loss)
	(In thousands)					*(In thousands)*
Forward exchange contracts	$ 30,900	U.S. Dollar	Euro	0.8959	2002	$ (6,503)
U.S. Dollar call options sold	12,000	U.S. Dollar	Euro	1.0700	2002	(70)
U.S. Dollar call options purchased	2,000	U.S. Dollar	Euro	1.0105	2002	—
Total	$ 44,900					$ (6,573)

The value of forward exchange contracts and option contracts upon ultimate settlement is dependent upon actual currency exchange rates at the various maturity or exercise dates. Upon maturity of forward exchange contracts, the Company delivers U.S. dollars and receives the Euro at the contractual rate or may pay or receive cash based on the notional amounts of the contracts and the difference between the contractual and market exchange rates on the maturity dates. In the case of sales of U.S. dollar call options, the Company is obliged to accept the Euro in exchange for U.S. dollars at the contractual rate on the exercise date notified by the counterparty or, by agreement, may pay cash based on the notional amounts of the contracts and the excess of market exchange rates over the contractual exchange rates on the exercise date.

7. Restructuring Charge and Pooling and Merger Costs

During 1999, the Company implemented a restructuring plan to address the dramatic decline in drilling and workover activity. The restructuring consisted of regional base consolidations, downsizing of administrative staffs and other reductions in personnel and resulted in an initial pretax charge of $38.5 million for current and future cash expenditures. Restructuring charges included $34.7 million of costs attributable to involuntary employee termination benefits (including insurance, wage continuation, medical and other benefits) relating to 767 operational employees and 88 management and administrative employees, $900,000 attributable to facility closures and $1.1 million of other costs in connection with the restructuring. As of December 31, 1999, the Company paid $31.8 million and reversed $1.8 million of the restructuring charges. During the year ended December 31, 2000, the Company had paid the remaining $4.9 million of such costs.

In connection with the acquisition of Marine in September 2001, the Company incurred costs totaling $35.8 million consisting of investment advisory, legal and other professional fees of $24.4 million and costs associated with the closure of duplicate office facilities and employee terminations of $11.4 million. During 2001, the Company had paid $22.9 million of such fees and acquisition costs.

8. Income Taxes

The components of the provision (benefit) for income taxes were as follows:

	Year Ended December 31,		
(In thousands)	2001	2000	1999
United States:			
Federal:			
Current	$ 15,694	$ (1,457)	$(18,188)
Deferred	8,947	14,360	(10,197)
Total – Federal	24,641	12,903	(28,385)
Foreign:			
Current	27,002	21,867	10,370
Deferred	(2,412)	158	(7,595)
Total – Foreign	24,590	22,025	2,775
Provision (benefit) for income taxes	$ 49,231	$ 34,928	$(25,610)

The difference between the effective federal income tax rate reflected in the provision (benefit) for income taxes and the amounts which would be determined by applying the statutory federal tax rate to earnings (loss) before income taxes and minority interest is summarized as follows:

	Year Ended December 31,		
	2001	2000	1999
U.S. statutory rate	35.0%	35.0%	35.0%
Foreign	(6.4)	1.6	(3.3)
Other	3.2	0.3	(1.0)
Effective tax rate	31.8%	36.9%	30.7%

The domestic and foreign components of earnings (loss) before income taxes and minority interest were as follows:

	Year Ended December 31,		
(In thousands)	2001	2000	1999
Domestic	$ 20,248	$ (15,284)	$(116,967)
Foreign	134,365	110,025	33,456
Earnings (loss) before income taxes and minority interest	$ 154,613	$ 94,741	$ (83,511)

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 2001 and 2000 were as follows:

	December 31,	
	2001	2000
(In thousands)		
Deferred tax liabilities:		
Depreciation	$ 298,147	$ 247,891
Other	12,368	8,776
Total deferred tax liabilities	310,515	256,667
Deferred tax assets:		
Net operating loss carryforwards	(155,093)	(133,119)
Alternative Minimum Tax credits	(27,958)	(16,863)
Other	(3,763)	(8,972)
Total deferred tax assets	(186,814)	(158,954)
Valuation allowance for deferred tax assets	11,417	14,227
Net deferred tax assets	(175,397)	(144,727)
Net deferred tax liability	$ 135,118	$ 111,940

Applicable U.S. deferred income taxes and related foreign dividend withholding taxes have not been provided on approximately $361.2 million of undistributed earnings and profits of the Company's foreign subsidiaries. The Company considers such earnings to be permanently reinvested outside the United States. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.

As of December 31, 2001, the Company had deferred tax assets of $155.1 million relating to $445.5 million of net operating loss ("NOL") carryforwards and had $28.0 million of non-expiring Alternative Minimum Tax ("AMT") credits. The NOL carryforwards and AMT credits can be used to reduce the Company's federal and foreign income taxes payable in future years. The Company's ability to realize the entire benefit of its deferred tax assets requires that the Company achieve certain future earnings levels prior to the expiration of its NOL carryforwards. U.S. NOL carryforwards total $333.0 million and expire in the years ending December 31, 2019, 2020 and 2021. Foreign NOL carryforwards include $38.2 million which do not expire and $4.7 million and $69.6 million which expire in the years ending December 31, 2002 and 2003, respectively. The Company has recognized a partial valuation allowance due to the uncertainty of realizing certain foreign NOL carryforwards. The Company could be required to record an additional valuation allowance against certain or all of its remaining deferred tax assets if market conditions deteriorate or future earnings are below current estimates.

In connection with the acquisition of Marine, the Company determined that certain NOL carryforwards and AMT credits are subject to limitation under Sections 382 and 383 of the U.S. Internal Revenue Code as a result of the greater than 50% cumulative change in ownership. However, the Company has determined that such limitations should not affect its ability to realize the benefits of the deferred tax assets associated with such NOL carryforwards and AMT credits.

9. Net Earnings Per Share

Basic net earnings per share has been computed based on the weighted average number of shares of common stock outstanding during the applicable period. Diluted net earnings per share has been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period, as if stock options, convertible debentures and other convertible debt were converted into common stock, after giving retroactive effect to the elimination of interest expense, net of income tax effect, applicable to the convertible debentures and other convertible debt.

The following table presents information necessary to calculate basic and diluted net earnings per share:

	Year Ended December 31,		
(In thousands, except per share amounts)	2001	2000	1999
Net earnings (loss) before extraordinary item	$ 89,874	$ 49,001	$ (61,897)
Extraordinary gain	1,332	—	3,884
Net earnings (loss) after extraordinary item	91,206	49,001	(58,013)
Interest expense on convertible debentures and notes	9,171	—	—
Income tax effect	(3,210)	—	—
Adjusted net earnings (loss) after extraordinary item	$ 97,167	$ 49,001	$ (58,013)
Weighted average shares outstanding	131,630	123,038	107,801
Convertible debentures and notes	9,437	—	—
Stock options	1,711	3,626	—
Adjusted weighted average shares outstanding	142,778	126,664	107,801
Net earnings (loss) per share before extraordinary item			
Basic	$ 0.68	$ 0.40	$ (0.57)
Diluted	$ 0.67	$ 0.39	$ (0.57)
Net earnings (loss) per share after extraordinary item			
Basic	$ 0.69	$ 0.40	$ (0.54)
Diluted	$ 0.68	$ 0.39	$ (0.54)

The calculation of diluted weighted average shares outstanding excludes 13.2 million, 13.1 million and 18.6 million common shares issuable pursuant to outstanding options, convertible notes and debentures for the years ended December 31, 2001, 2000 and 1999, respectively, because their effect was antidilutive.

10. Employee Benefits

The Company has 401(k) defined contribution plans for its employees, which allow eligible employees to defer up to 15% of their eligible annual compensation, with certain limitations. The Company may at its discretion match up to 100% of the first 6% of compensation. The Company's contributions to the plan for the years ended December 31, 2001, 2000 and 1999 were $3.5 million, $2.9 million and $2.7 million, respectively.

The Company has a deferred compensation plan, which provides its officers and key employees with the opportunity to participate in an unfunded, non-qualified plan. Eligible employees may defer up to 100% of compensation, including bonuses and proceeds from the exercise of stock options.

11. Stockholders' Equity

Preferred Stock

The Company is authorized to issue 50 million shares of preferred stock, par value $0.01 per share. The Company's board of directors has the authority to issue shares of preferred stock in one or more series and to fix the number of shares, designations and other terms of each series. The board of directors has designated 4.0 million shares of preferred stock to constitute the Series A Junior Participating Preferred Stock in connection with the Company's stockholders' rights plan. As of December 31, 2001, no shares of preferred stock are outstanding.

Common Stock

In March 2000, the Company issued 4.5 million shares of common stock to a fund managed by First Reserve Corporation for approximately $72.0 million in order to finance the $35.0 million cash portion of the consideration paid for San Antonio (which constitutes the Company's E&P services division) and to improve the Company's overall liquidity. See reference to First Reserve in Note 16.

In July 2000, the Company established the Pride International, Inc. Direct Stock Purchase Plan, which provides a convenient way for investors to purchase shares of its common stock without paying brokerage commissions or service charges. The Company sold 2.3 million shares under this plan for $54.4 million during the year ended December 31, 2000. For the year ended December 31, 2001, the Company sold 2.6 million shares for $62.0 million.

In February 2001, the Company issued 3.0 million shares of common stock valued at $78.9 million in connection with the acquisition of the *Pride North Sea* and the *Pride Venezuela.*

In March 2001, the Company issued 519,468 shares of common stock valued at approximately $14.0 million to investment funds managed by First Reserve Corporation in connection with the Company's acquisition of the funds' equity ownership interest in the *Pride Carlos Walter* and *Pride Brazil* (See Note 3).

Stockholders' Rights Plan

The Company has adopted a preferred share purchase rights plan. Under the plan, each share of common stock includes one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of the Company's outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person's acquiring beneficial ownership of 15% of the Company's outstanding common stock. A 15% beneficial owner is referred to as an "acquiring person" under the plan. Certain investment funds managed by First Reserve Corporation, their affiliates and certain related parties currently have the right to acquire beneficial ownership of up to 19% of the Company's common stock without becoming an acquiring person under the plan. See reference to First Reserve in Note 16.

The Company's board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also confers on the board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $50. The rights will expire at the close of business on September 30, 2011, unless the Company redeems or exchanges them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of the Company's common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a "flip-in event" under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. The Company's board of directors has the power to decide that a particular tender or exchange offer for all outstanding shares of the Company's common stock is fair to and otherwise in the best interests of its stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a "flip-over event" under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, the Company's board of directors may decide to redeem the rights at a price of $0.01 per right, payable in cash, shares of common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person's becoming the beneficial owner of 50% or more of the shares of common stock or a flip-over event, the Company's board of directors may decide to exchange the rights for shares of common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Stock Option Plans

The Company has a long-term incentive plan which provides for the granting or awarding of stock options, restricted stock, stock appreciation rights and stock indemnification rights to officers and other key employees. The number of shares authorized and reserved for issuance under the long-term incentive plan is limited to 10% of total issued and outstanding shares, subject to adjustment in the event of certain changes in the Company's corporate structure or capital stock. Stock options may be exercised in whole or in part within 60 days of termination of employment or one year after retirement, total disability or death of an employee.

Options granted under the long-term incentive plan prior to 1998 were vested 25% immediately, 50% after one year, 75% after two years and 100% after three years. Options granted in 1998 were vested 20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years. Options granted in 1999 and thereafter were vested 20% immediately, 40% after six months, 60% after 18 months, 80% after two years and 100% after 30 months.

In 1993, the shareholders of the Company approved and ratified the 1993 Directors' Stock Option Plan. The purpose of the plan is to afford the Company's directors who are not full-time employees of the Company or any subsidiary of the Company an opportunity to acquire a greater proprietary interest in the Company. A maximum of 400,000 shares of the Company's common stock has been reserved for issuance upon the exercise of options granted pursuant to the plan. The exercise price of options is the fair market value per share on the date the option is granted. Directors' stock options vest over two years at the rate of 50% per year and expire ten years from date of grant.

Pursuant to the merger agreement with Marine, all options to acquire Marine common stock were deemed to be an option to acquire the same number of shares of the Company's common stock and all Marine options became fully vested and exercisable pursuant to the "change of control" provisions of the Marine stock option plans.

Employee and director stock option transactions for the last three years are summarized as follows:

	Employee Stock Options		Director Stock Options	
	Price	Shares	Price	Shares
Outstanding as of December 31, 1998		7,150,172		234,165
Granted	$ 6.19 – $ 17.56	1,516,275	$ 9.44 – $ 15.50	53,500
Exercised	$ 1.25 – $ 10.50	(103,233)	—	—
Forfeited	$ 1.25 – $ 22.75	(1,160,294)	—	—
Outstanding as of December 31, 1999		7,402,920		287,665
Granted	$15.75 – $ 28.66	1,454,700	$ 19.56 – $ 29.25	48,500
Exercised	$ 1.25 – $ 22.75	(737,873)	$ 4.00 – $ 15.63	(28,000)
Forfeited	$ 6.19 – $ 18.88	(121,385)		—
Outstanding as of December 31, 2000		7,998,362		308,165
Granted	$14.65 – $ 29.63	2,159,500	$ 14.65 – $ 28.10	66,500
Exercised	$ 2.50 – $ 22.75	(322,689)	$ 4.00 – $ 8.38	(26,000)
Forfeited	$ 8.00 – $ 29.63	(39,488)	—	—
Outstanding as of December 31, 2001		9,795,685		348,665
Exercisable as of December 31, 2001		7,407,335		298,415

The weighted average fair values per share of options granted during the years ended December 31, 2001, 2000 and 1999 were $9.31, $10.55 and $5.43, respectively. The fair values were estimated using the Black-Scholes option-pricing model with the following significant assumptions:

	2001	2000	1999
Dividend yield	0.00%	0.00%	0.00%
Volatility	56.05%	54.64%	52.50%
Risk free interest rate	4.87%	6.26%	5.75%
Expected term	5 years	5 years	5 years

The following table summarizes information on stock options outstanding and exercisable at December 31, 2001 pursuant to the employee stock option plans:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Remaining Life	Weighted Average Exercise Price
\$ 1.25 – \$ 12.00	3,917,196	5.93	\$ 8.45	3,166,346	5.70	\$ 8.30
\$ 12.01 – \$ 29.63	5,878,489	7.74	\$ 19.61	4,240,989	7.16	\$ 20.96
\$ 1.25 – \$ 29.63	9,795,685	7.02	\$ 15.15	7,407,335	6.54	\$ 15.55

The following table summarizes information on stock options outstanding and exercisable at December 31, 2001 pursuant to the directors' stock option plan:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Remaining Life	Weighted Average Exercise Price
\$ 8.38 – \$ 10.00	44,000	6.11	\$ 9.30	44,000	6.11	\$ 9.30
\$ 10.01 – \$ 29.25	304,665	7.14	\$ 20.11	254,415	6.73	\$ 20.86
\$ 8.38 – \$ 29.25	348,665	7.01	\$ 18.74	298,415	6.64	\$ 19.16

If the fair value based method of accounting prescribed by SFAS No. 123 had been applied, the Company's net income and earnings per share would approximate the pro forma amounts indicated below. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

	Year Ended December 31,		
	2001	2000	1999
Net earnings (loss) (in thousands)	\$ 73,010	\$ 39,105	\$ (66,239)
Net earnings (loss) per share			
Basic	\$ 0.55	\$ 0.32	\$ (0.61)
Diluted	\$ 0.55	\$ 0.31	\$ (0.61)

12. Commitments and Contingencies

During 2001, approximately 25% of the Company's consolidated revenues was derived from its land-based drilling, workover and E&P services operations in Argentina, which is currently experiencing a political and economic crisis that has resulted in significant changes in that country's general economic policies and regulations. Over the past few months, new economic measures have been adopted by the Argentine government, including abandoning the country's fixed dollar-to-peso exchange rate, requiring private sector, dollar-denominated loans and contracts to be paid in pesos and placing restrictions on the convertibility of the Argentine peso. As a result, the Company recorded a charge in the fourth quarter of 2001 of \$6.9 million, net of estimated income taxes, to reduce the carrying value of its net monetary assets in Argentina. The Company could record additional charges in the future to reflect any continuing adverse impact from these or other unfavorable economic measures that may be adopted. In addition, Argentina has imposed a 20% tax on oil exports effective March 1, 2002. The oil export tax could have a negative effect on oil production in Argentina and, accordingly, have a negative effect on demand in the near term for the Company's services.

The Company and a number of other offshore drilling contractors with operations in the Gulf of Mexico are defendants in a lawsuit in the U.S. District Court of the Southern District of Texas entitled *Verdin v. R&B Falcon Drilling USA, Inc.* The plaintiff, who purports to be an "offshore worker" previously employed by R&B Falcon Drilling USA, Inc. has alleged that the defendants engaged in a conspiracy to depress wages and benefits paid to the defendants' offshore employees in violation of federal and state antitrust laws. The Company vigorously denies these allegations; however, it has agreed to participate in a settlement, subject to certification of a settlement class by the court and the satisfaction of other conditions. In June 2001, the Company recognized a

$5.1 million charge for the portion of its share of the settlement amount that is not within the policy limits of its insurance. The Company's insurance carrier has not yet agreed to pay the remaining amount. The court has given preliminary approval to the settlement, which cannot become final until all members of the proposed class of plaintiffs (approximately 80,000 individuals) have been given notice and an opportunity to opt out of the settlement. Based on these and other procedural requirements, it is not expected that the court will be in a position to enter a final order until the second quarter of 2002. The Company does not believe the settlement will have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company is routinely involved in other litigation incidental to its business, which at times involves claims for significant monetary amounts, some of which would not be covered by insurance. In the opinion of management, none of the existing litigation will have a material adverse effect on the Company's financial position, results of operations or cash flows.

13. Investment in Amethyst Joint Venture

The Company has a 26.4% equity interest in a joint venture company that is constructing two dynamically-positioned, deepwater semisubmersible drilling rigs, yet to be named and currently referred to as the *Amethyst 4* and *Amethyst 5*. In April 2001, the builder of these rigs, Friede Goldman Halter, Inc. ("FGH"), filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code and requested the Bankruptcy Court to reject the construction contracts. In July 2001, the Bankruptcy Court officially rejected the construction contracts. To ensure completion of construction under the shipbuilding contracts for the *Amethyst 4* and *Amethyst 5*, FGH posted performance bonds totaling $175 million. The surety has commenced funding the cost of completing the rigs under its obligations. Currently, a limited scope of work is continuing on the rigs at FGH to prepare them for transit to other shipyards, and bids are being obtained for completion of the construction of the rigs. The Company anticipates that the construction of the rigs will be completed in late 2003. The joint venture company has financed 87.5% of the cost of construction of these rigs through credit facilities, with repayment of the borrowings under those facilities guaranteed by the United States Maritime Administration ("MARAD"). Advances under the credit facilities are being provided without recourse to the Company or the other joint venture owners. The remaining 12.5% of the cost of construction is being provided by the joint venture company from equity contributions that have been made by the joint venture partners. Through December 31, 2001, the Company's equity contributions to the joint venture totaled $26.5 million, including capitalized interest of $4.9 million. In the opinion of management, the performance and payment bonds issued by the surety on behalf of FGH, together with additional draws under the MARAD-guaranteed credit facilities, will provide sufficient funds to complete the *Amethyst 4* and *Amethyst 5* without requiring additional contributions by the joint venture partners. First Reserve-managed funds continue to hold an interest in the portion of the joint venture that is constructing the *Amethyst 4* and *Amethyst 5*, which interest is exchangeable for 527,652 shares of the Company's common stock. See reference to First Reserve in Note 16.

The *Amethyst 4* and *Amethyst 5* are being built to operate under long-term charter and service rendering contracts with Petrobras; however, Petrobras has given notice of cancellation of those contracts for late delivery. Based on current demand for deepwater drilling rigs, the Company believes that Petrobras or another customer will employ the *Amethyst 4* and *Amethyst 5* under new or amended contracts. There can be no assurance, however, that either the *Amethyst 4* or *Amethyst 5* will be chartered to Petrobras or to any other customer.

14. Supplemental Financial Information

Other Current Assets

Other current assets as of December 31, 2001 and 2000 consisted of the following:

	December 31,	
(In thousands)	2001	2000
Income tax receivable	$ —	$ 1,041
Insurance receivables	26,426	7,727
Receivable from affiliate	—	6,600
Other receivables	20,600	5,565
Deferred mobilization and inspection costs	34,275	21,460
Deferred financing costs	1,816	3,395
Prepaid expenses	33,825	17,849
Other	5,561	4,361
Total other current assets	$122,503	$ 67,998

Goodwill

Goodwill was $72.9 million and $56.1 million at December 31, 2001 and 2000, respectively. Accumulated amortization of goodwill at December 31, 2001 and 2000 was $8.2 million and $4.2 million, respectively. Goodwill amortization expense amounted to $4.0 million, $3.0 million and $0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Other Assets

Other assets as of December 31, 2001 and 2000 consisted of the following:

	December 31,	
(In thousands)	2001	2000
Deferred financing costs	$ 41,064	$ 17,989
Deferred mobilization and inspection costs	38,177	25,429
Employee savings plan	14,875	16,749
Other	17,095	9,255
Total other assets	$111,211	$ 69,422

Accrued Expenses

Accrued expenses as of December 31, 2001 and 2000 consisted of the following:

	December 31,	
(In thousands)	2001	2000
Insurance	$ 13,623	$ 4,666
Payroll and benefits	40,297	46,450
Taxes, other than income	6,417	4,772
Interest	20,735	15,164
Current income taxes	8,020	9,604
Earn-out payment, current portion	3,000	3,000
Deferred revenue	39,182	11,292
Foreign currency contracts	6,573	6,313
Project costs	4,400	—
Pooling and merger costs	12,912	—
Other	48,368	50,009
Total accrued expenses	$ 203,527	$ 151,270

Other Long-Term Liabilities

Other long-term liabilities as of December 31, 2001 and 2000 consisted of the following:

	December 31,	
(In thousands)	2001	2000
Deferred compensation	$ 16,188	$ 17,005
Deferred mobilization revenue	47,420	29,322
Deferred revenue, other	17,682	8,838
Earn-out payment, net of current portion	6,000	9,000
Deferred gain on sale/leaseback	2,839	3,116
Project costs	22,994	—
Other	15,170	15,358
Total other long-term liabilities	$128,293	$ 82,639

Other Income (Expense), net

Other income (expense), net for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

	December 31,		
(In thousands)	2001	2000	1999
Argentina writedown	$(10,679)	$ —	$ —
Foreign exchange gains (losses)	(2,375)	(7,404)	1,709
Insurance gains	1,299	1,800	13,633
Litigation settlement	(5,100)	5,000	—
Other, net	1,480	4,259	(3,072)
Total other income (expense), net	$(15,375)	$ 3,655	$12,270

Cash Flow Information

Supplemental cash flow and non-cash transactions are as follows:

	December 31,		
(In thousands)	2001	2000	1999
Cash paid during the year for:			
Interest	$97,970	$97,166	$86,105
Income taxes – U.S., net	13,165	—	2,059
Income taxes – foreign, net	25,704	14,884	7,116
Change in capital expenditures in accounts payable	55,346	21,244	28,177

15. Financial Data of Domestic and International Operations

The following table sets forth certain consolidated information with respect to the Company by operating segment:

	U.S.		International			
(In thousands)	Corporate	Offshore	Land	Offshore	E&P Services	Total
2001						
Revenue	$ —	$418,850	$444,405	$ 507,139	$142,501	$1,512,895
Earnings (loss) from operations	(33,798)	111,936	12,917	177,355	7,215	275,625
Total assets	145,751	929,550	767,769	2,214,653	147,967	4,205,690
Capital expenditures, including acquisitions	3,898	45,596	151,451	708,433	22,895	932,273
Depreciation and amortization	—	58,414	50,551	76,065	13,898	198,928
2000						
Revenue	$ —	$ 327,368	$ 364,461	$ 395,336	$ 85,873	$ 1,173,038
Earnings (loss) from operations	(34,340)	78,435	27,305	101,300	7,937	180,637
Total assets	228,599	969,722	523,420	1,470,816	145,076	3,337,633
Capital expenditures, including acquisitions	12,493	72,544	74,076	84,699	65,758	309,570
Depreciation and amortization	—	57,886	49,657	57,309	9,718	174,570
1999						
Revenue	$ —	$ 168,885	$ 263,050	$ 302,856	$ —	$ 734,791
Earnings (loss) from operations	(47,565)	(9,416)	(14,972)	33,910	—	(38,043)
Total assets	197,570	821,160	538,917	1,497,172	—	3,054,819
Capital expenditures, including acquisitions	7,184	168,201	61,213	347,774	—	584,372
Depreciation and amortization	—	43,763	44,214	37,315	—	125,292

The following table sets forth certain information with respect to the Company by geographic area:

(In thousands)	United States	South America	Other International	Total
2001				
Revenue	$ 418,850	$ 716,572	$ 377,473	$ 1,512,895
Earnings from operations	78,138	75,664	121,823	275,625
Long-term assets	953,619	1,154,219	1,465,712	3,573,550
Capital expenditures, including acquisitions	49,494	612,741	270,038	932,273
Depreciation and amortization	58,414	84,329	56,185	198,928
2000				
Revenue	$ 327,368	$ 549,984	$ 295,686	$ 1,173,038
Earnings from operations	44,095	67,694	68,848	180,637
Long-term assets	787,830	648,117	1,366,200	2,802,147
Capital expenditures, including acquisitions	85,037	112,935	111,598	309,570
Depreciation and amortization	57,886	57,731	58,953	174,570
1999				
Revenue	$ 168,885	$ 402,798	$ 163,108	$ 734,791
Earnings (loss) from operations	(56,981)	8,030	10,908	(38,043)
Long-term assets	698,198	599,412	1,304,326	2,601,936
Capital expenditures, including acquisitions	175,385	61,213	347,774	584,372
Depreciation and amortization	43,763	47,711	33,818	125,292

For the years ended December 31, 2001, 2000 and 1999, revenues from Argentina were $379.7 million, $262.7 million and $131.8 million, respectively. As of December 31, 2001, 2000 and 1999, total assets in Argentina were $448.7 million, $330.0 million and $244.1 million, respectively.

Revenue is allocated to geographic areas based on the physical location of the rigs. Transactions between reportable segments are accounted for consistent with revenue and expense of external customers and are eliminated in consolidation.

Depreciation expense relating to corporate fixed assets allocated to the operating segments for the years ended December 31, 2001, 2000 and 1999 was $3.7 million, $3.3 million and $2.2 million, respectively.

Significant Customers

One customer accounted for approximately 11% of consolidated revenue for the year ended December 31, 2001, one customer accounted for approximately 11% of consolidated revenue for the year ended December 31, 2000 and two customers accounted for approximately 16% and 12%, respectively, of consolidated revenue for the year ended December 31, 1999. All revenue from these customers is attributable to the Company's operations in South America.

16. Subsequent Events

In March 2002, the Company issued $300.0 million principal amount of 2 1/2% convertible senior notes due March 1, 2007. The net proceeds to the Company, after deducting underwriting discounts and offering costs, was $291.8 million. The notes are convertible into approximately 18.2 million shares of common stock of the Company (equal to a conversion rate of 60.5694 shares of common stock per $1,000 principal amount or $16.51 per share). Interest on the notes is payable on March 1 and September 1 of each year, with the first interest payment due September 1, 2002. On or after March 4, 2005, the notes are redeemable at the Company's option, in whole or in part, for cash at redemption prices starting at 101.0% and declining to 100% by March 1, 2007. The Company may redeem some or all of the notes at any time prior to March 4, 2005 at 100% of the principal amount, plus accrued and unpaid interest and an amount equal to 7.5% of the principal amount, less the amount of any interest actually paid on the notes on or prior to the redemption date, if the closing price of the Company's common stock has exceeded 150% of the price per share of the common stock corresponding to the conversion rate then in effect for at least 20 trading days within a period of 30 consecutive trading days. In connection with the issuance of the notes, a private equity fund related to First Reserve Corporation purchased 7.9 million shares of the Company's common stock from third parties. As a result of that purchase and other purchases of the Company's common stock by First Reserve managed funds, First Reserve funds currently own a total of 19.5 million shares of common stock, or approximately 14.7% of the total shares outstanding. First Reserve has been entitled to nominate one member of the Company's board of directors since July 1999. William E. Macaulay, a director of the Company, currently is First Reserve's board nominee. First Reserve manages private equity funds that specialize in the energy industry.

In March 2002, the Company purchased on the open market and then extinguished a total of $227.0 million principal amount at maturity of its zero coupon convertible senior debentures due 2021. The total purchase price was $140.5 million and the accreted value of the debentures, less offering costs, was $139.8 million, resulting in an extraordinary loss after estimated income taxes of $0.5 million.

17. Quarterly Results of Operations (Unaudited)

Summarized quarterly financial data for the years ended December 31, 2001 and 2000 were as follows:

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Revenue	$ 355,228	$ 388,825	$ 406,298	$ 362,544
Earnings from operations	76,223	99,794	45,555	54,053
Net earnings	35,921	46,712	5,443	3,130
Net earnings per share				
Basic	$ 0.28	$ 0.35	$ 0.04	$ 0.02
Diluted	$ 0.26	$ 0.32	$ 0.04	$ 0.02
Weighted average common shares and equivalents outstanding				
Basic	128,674	132,151	132,790	132,829
Diluted	147,213	154,803	133,865	133,717
2000				
Revenue	$ 222,563	$ 284,026	$ 304,317	$ 362,132
Earnings from operations	21,926	35,932	54,478	68,301
Net earnings (loss)	(2,115)	5,882	16,727	28,507
Net earnings (loss) per share				
Basic	$ (0.02)	$ 0.05	$ 0.13	$ 0.23
Diluted	$ (0.02)	$ 0.05	$ 0.13	$ 0.22
Weighted average common shares and equivalents outstanding				
Basic	118,636	123,498	124,225	125,746
Diluted	118,636	125,881	127,658	128,034

Independent Auditors
PricewaterhouseCoopers LLP
1201 Louisiana Street, Suite 2900
Houston, Texas 77002

Registrar and Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
(212) 936-5100

Common Stock
The Company's Common Stock is listed on the New York Stock Exchange under the symbol "PDE." As of March 25, 2002, there were 1,641 stockholders of record. The following table sets forth the range of the high and low sales prices of the Common Stock for the periods shown.

	High	Low
2000		
First Quarter	$ 22.94	$ 13.25
Second Quarter	26.75	19.69
Third Quarter	29.63	19.06
Fourth Quarter	28.88	18.06
2001		
First Quarter	$ 29.30	$ 19.25
Second Quarter	32.66	18.56
Third Quarter	19.53	9.68
Fourth Quarter	15.60	9.82

Annual Meeting
The Annual Meeting of Stockholders will be held on Thursday, May 16, 2002, at 9:00 a.m. (CDT) at the St. Regis Hotel, 1919 Briar Oaks Lane, Houston, Texas.

Form 10-K
A copy of the Company's Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, is available without charge to stockholders who request it by writing to the Investor Relations Department at the address below and on our website at www.prideinternational.com.

Corporate Headquarters
Pride International, Inc.
5847 San Felipe
Suite 3300
Houston, Texas 77057
Telephone: (713) 789-1400
Fax: (713) 789-1430

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